Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

MARINUS PHARMACEUTICALS, INC.,

a Delaware corporation;

IMMEDICA PHARMA AB,

a corporation organized and existing under the laws of Sweden; and

MATADOR SUBSIDIARY, INC.,

a Delaware corporation

Dated as of December 29, 2024

Table of Contents

Section 1

THE OFFER

1.1	The Offer	2
1.2	Company Actions	5

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	7
2.3	Closing; Effective Time	7
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	7
2.5	Conversion of Shares	8
2.6	Surrender of Certificates; Stock Transfer Books	8
2.7	Dissenters’ Rights	11
2.8	Treatment of Company Equity Awards	11
2.9	Treatment of Company Pre-Funded Warrants	12
2.10	Further Action	13

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	13
3.2	Certificate of Incorporation and Bylaws	14
3.3	Capitalization, Etc.	14
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Changes; No Material Adverse Effect	18
3.6	Title to Assets	18
3.7	Real Property	18
3.8	Intellectual Property; Data Privacy and Security	18
3.9	Contracts	21
3.10	Liabilities	23
3.11	Compliance with Legal Requirements	23
3.12	Regulatory Matters	24
3.13	Anti-Corruption and Anti-Money Laundering Matters	26
3.14	Governmental Authorizations	27
3.15	Tax Matters	27
3.16	Employee Matters; Benefit Plans	29
3.17	Environmental Matters	31
3.18	Insurance	32

i

3.19	Legal Proceedings; Orders	32
3.20	Authority; Binding Nature of Agreement	33
3.21	Section 203 of the DGCL	33
3.22	Non-Contravention; Consents	34
3.23	Opinion of Financial Advisor	34
3.24	Brokers and Other Advisors	34
3.25	Related Party Transactions	35
3.26	No Harassment Warranty	35

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	35
4.2	Purchaser	35
4.3	Authority; Binding Nature of Agreement	36
4.4	Non-Contravention; Consents	36
4.5	Disclosure	37
4.6	Absence of Litigation	37
4.7	Funds	37
4.8	Ownership of Shares	37
4.9	Brokers and Other Advisors	38
4.10	Acknowledgement by Parent and Purchaser	38

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	39
5.2	Operation of the Company’s and the Company Subsidiary’s Business	40
5.3	No Solicitation	44

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	46
6.2	Governmental Filings, Consents and Approvals	48
6.3	Employee Benefits	50
6.4	Indemnification of Officers and Directors	51
6.5	Stockholder Litigation	54
6.6	Efforts; Third Party Consents	54
6.7	Disclosure	55
6.8	Takeover Laws	55
6.9	Section 16 Matters	55
6.10	Rule 14d-10 Matters	56
6.11	Purchaser Stockholder Consent; Activities of Purchaser	56

ii

6.12	Stock Exchange Delisting	56
6.13	Resignation of Directors	56
6.14	Notification of Certain Matters	56
6.15	Tax Certificates	57
6.16	Commercial Matters	57

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	57
7.2	Consummation of Offer	57

Section 8

TERMINATION

8.1	Termination	58
8.2	Effect of Termination	59
8.3	Expenses; Termination Fees	60

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	61
9.2	Waiver	62
9.3	No Survival of Representations and Warranties	62
9.4	Entire Agreement; Counterparts	62
9.5	Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial	62
9.6	Assignability	64
9.7	No Third Party Beneficiaries	64
9.8	Transfer Taxes	64
9.9	Notices	65
9.10	Severability	66
9.11	Obligation of Parent	66
9.12	Construction	67

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Form of Tender Agreement

Annexes

Annex I	Conditions to Offer
Annex II	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of December 29, 2024, by and among: Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”); Matador Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and Marinus Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A)           Purchaser has agreed to, and Parent has agreed to cause Purchaser to, commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock” and each share of Company Common Stock, regardless of whether outstanding, a “Share”) for $0.55 per Share, net to the seller in cash, (such amount, or any higher amount per Share paid pursuant to the Offer, in each case as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in this Agreement.

(B)            As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share that is not owned by Parent, Purchaser, the Company or their respective wholly owned Subsidiaries as of the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the Merger Consideration, and (ii) the Company, as the Surviving Corporation, shall become a wholly owned Subsidiary of Parent.

(C)            The board of directors of the Company (the “Board of Directors”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, including the execution, delivery and performance by the Company thereof, and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions set forth in this Agreement.

(D)            Each of Parent and Purchaser have obtained the requisite internal approvals with respect to this Agreement and the Transactions, including the Offer and the Merger, and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and to effect the Transactions on the terms and subject to the conditions of this Agreement.

(E)            Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the “consummation” (as defined in Section 251(h)(6)(b) of the DGCL) of the Offer.

(F)            Contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain holders of the Company Common Stock are entering into a Tender Agreement with Purchaser in the form attached hereto as Exhibit B (collectively, the “Tender Agreements”).

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

Section 1

THE OFFER

1.1            The Offer.

(a)            Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than seven (7) business days after the date of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)            Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction (or, to the extent permitted hereby and by Legal Requirements, waiver) of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”) as of 12:00 midnight Eastern Time at the end of the day on the Expiration Date. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right (in its sole discretion) to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (and Parent shall not permit Purchaser to) (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition or the Termination Condition, (F) amend or modify any of the other Offer Conditions or other terms of the Offer in a manner that adversely affects, or would reasonably be likely to adversely affect, any holder of Shares in its capacity as such or that would reasonably be likely to prevent or materially delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Section 1.1(c) or 1.1(d), or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c)            Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at 12:00 midnight Eastern Time at the end of the day on the twentieth (20th) business day (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (such date or the subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and, to the extent waivable by Purchaser or Parent, has not been waived by Purchaser or Parent, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension (the length of such period to be determined by Purchaser), to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof, Nasdaq or the staff thereof applicable to the Offer; (iii) subject to clause (2) of the proviso in this Section 1.1(c), if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and, to the extent waivable by Purchaser or Parent, has not been waived by Purchaser or Parent, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension (the length of such period to be determined by Purchaser; provided, that any extension of the Offer pursuant to this clause (iii) shall be no less than five (5) business days), to permit such Offer Condition to be satisfied; and (iv) if, as of the then-scheduled Expiration Date, the End Date shall have been extended pursuant to Section 9.5(c) as a result of any Transaction Proceeding brought by the Company to enforce specifically the performance by Purchaser or Parent of the terms and provisions of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer until 12:00 midnight Eastern Time at the end of the day on the End Date; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) 12:00 midnight Eastern Time at the end of the day on the End Date (such earlier occurrence, the “Extension Deadline”); (2) in the case of the Minimum Condition being the only condition not satisfied (other than conditions that by their nature are only satisfied as of the Closing), be required to extend the Offer on more than two such occasions; or (3) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Except in connection with a valid termination of this Agreement pursuant to Section 8, Purchaser shall not (and Parent shall cause Purchaser not to) terminate the Offer prior to the Extension Deadline without the prior written consent of the Company.

(d)            Termination of Offer. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall (and Parent shall cause Purchaser to) promptly, irrevocably and unconditionally terminate the Offer and Purchaser shall not (and Parent shall cause Purchaser not to) acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly return, and Parent and Purchaser shall cause any depository acting on behalf of Purchaser to return, in accordance with Legal Requirements, all tendered Shares to the registered holders thereof.

(e)            Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (such Schedule TO, including all exhibits thereto, together with all amendments and supplements thereto (including to such exhibits), the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and the form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable federal securities laws and the rules of the SEC thereunder. Parent and Purchaser shall cause the Offer Documents filed by Parent or Purchaser with the SEC (A) to comply in all material respects with the Exchange Act and other Legal Requirements, and (B) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company shall promptly correct, amend or supplement any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected, amended or supplemented to be filed with the SEC and to be disseminated to holders of Shares, in each case, as and to the extent required by Legal Requirements. Each of Parent and Purchaser shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer. The Company shall promptly furnish in writing or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e) or reasonably requested for inclusion in the Offer Documents. Parent and Purchaser shall provide the Company and its counsel with any comments (including oral comments) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents or the Offer promptly after receipt of those comments. Except with respect to any amendments or supplements filed or disseminated, or responses provided, after a Company Adverse Recommendation Change, prior to filing the Offer Documents (including any amendment or supplement thereto) with the SEC, disseminating the Offer Documents (including any amendment or supplement thereto) to the holders of Shares, or responding to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer, Parent and Purchaser shall afford the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or such response (including the proposed final versions thereof), and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company or its counsel.

(f)             Funds; Performance. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, prior to the Offer Acceptance Time, all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall tender any Shares held by them into the Offer.

(g)            Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price, the Merger Consideration and, if applicable, any other amounts payable pursuant to this Agreement shall be appropriately and proportionately adjusted.

(h)            Acceptance. Subject only to the satisfaction (or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent) of each of the Offer Conditions as provided in Annex I, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after (and in any event no later than the first (1st) business day after) the Expiration Date accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the third (3rd) business day after) the Offer Acceptance Time pay for such Shares.

(i)             Notification of Offer Status. Parent shall use commercially reasonable efforts to keep the Company reasonably informed of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request, use its commercially reasonable efforts to provide the Company as soon as practicable with the most recent report then available from the Depository Agent detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

1.2            Company Actions.

(a)            Schedule 14D-9. On the same date as the filing of the Schedule TO with the SEC, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by Legal Requirements, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, including all exhibits thereto, together with all amendments and supplements thereto (including to such exhibits), the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice of appraisal rights in accordance with and as required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other Legal Requirements, and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company shall promptly correct, amend or supplement any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected, amended or supplemented to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by Legal Requirements. The Company shall respond promptly to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9. Parent and Purchaser shall promptly furnish in writing or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required in connection with any action contemplated by this Section 1.2(a) or reasonably requested for inclusion in the Schedule 14D-9. The Company shall provide Parent and its counsel with any comments (including oral comments) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments. Except with respect to any amendments or supplements filed or disseminated, or responses provided, after a Company Adverse Recommendation Change or in connection with any disclosure made in compliance with Section 6.1, prior to filing the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC, disseminating the Schedule 14D-9 (including any amendment or supplement thereto) to the holders of Shares, or responding to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9, the Company shall afford Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or such response (including the proposed final versions thereof), and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel.

(b)            Stockholder Lists. In connection with the Offer, the Company shall promptly furnish to (or cause to be furnished to) Parent a list of the Company’s stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with disseminating the Offer Documents to the Company’s stockholders. Parent and Purchaser shall, and shall cause their respective Representatives to, hold in confidence the information contained in any such lists, labels, listings and files and use such information only in connection with the Offer and the Merger, and, if this Agreement is terminated, Parent and Purchaser shall, upon request by the Company, (i) deliver to the Company (or destroy), and use commercially reasonable efforts to cause their respective Representatives to deliver to the Company (or destroy), all copies of and any extracts or summaries from such information then in their possession or control and (ii) certify to the Company in writing that all such material has been returned (or destroyed).

Section 2

MERGER TRANSACTION

2.1            Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company, the separate corporate existence of Purchaser shall cease and the Company will continue as the Surviving Corporation. The Merger shall be effected under Section 251(h) of the DGCL as soon as practicable following the Offer Acceptance Time.

2.2            Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3            Closing; Effective Time.

(a)            Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing among the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Hogan Lovells US LLP, 1735 Market Street, Philadelphia, PA 19103 (or, if requested by either the Company or Parent, remotely by the electronic exchange of documents and signatures), as soon as practicable, but in any event within two (2) business days, following the Offer Acceptance Time, except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permitted by Legal Requirements, waived as of such date, in which case on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permitted by Legal Requirements, waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)            Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (the date and time at which the Merger becomes effective being referred to herein as the “Effective Time”).

2.4            Certificate of Incorporation and Bylaws; Directors and Officers.

(a)            As of the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Legal Requirements, subject to Section 6.4(b).

(b)            As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time (except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation) and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by Legal Requirements, subject to Section 6.4(b).

(c)            As of the Effective Time, the directors and officers of the Surviving Corporation shall be the individuals who served as the directors and officers of Purchaser immediately prior to the Effective Time, each to serve until his or her successor is duly elected and qualified, or his or her earlier death, resignation or removal.

2.5            Conversion of Shares.

(a)            At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)               any Shares held immediately prior to the Effective Time by the Company or the Company Subsidiary (or held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)              any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor (the Shares referenced in clauses (i) and (ii) collectively, the “Excluded Shares”);

(iii)            except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price in cash, without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e) (the “Merger Consideration”); from and after the Effective Time, each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such Shares in accordance with Section 2.6; and

(iv)            each share of the common stock, par value $0.01 per share, of Purchaser outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

(b)            If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization, combination, exchange or other similar transaction, then the Merger Consideration shall be appropriately and proportionately adjusted, without duplication; provided, that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.6            Surrender of Certificates; Stock Transfer Books.

(a)            Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as (i) agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which such holders of Shares shall become entitled pursuant to Section 1.1(b) and Section 1.1(h) and (ii) agent (the “Paying Agent”) for (x) the holders of Shares to receive the aggregate Merger Consideration to which such holders of Shares shall become entitled pursuant to Section 2.5 and (y) the holders of Company Pre-Funded Warrants to receive the aggregate Merger Consideration to which such holders of such Company Pre-Funded Warrants shall become entitled pursuant to Section 2.9. The agreement pursuant to which Parent shall appoint the Depository Agent and the Paying Agent shall be in form and substance reasonably acceptable to the Company. At or promptly after (and in any event no later than the third business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, (A) with the Depository Agent, cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h) and (B) with the Paying Agent, cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5 and Section 2.9 (the amounts deposited pursuant to the foregoing clauses (A) and (B), collectively, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay (x) the aggregate Offer Price in the Offer and (y) the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in (I) obligations of or guaranteed by the United States of America, (II) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (III) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, (IV) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition, or (V) a combination of the foregoing, and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided further, that in no event shall such investments delay receipt of the Offer Price or Merger Consideration (as applicable) by former holders of Shares or Company Pre-Funded Warrants or otherwise impair such holders’ rights hereunder, and to the extent there are any losses with respect to any investments of the Payment Fund, or the Payment Fund diminishes for any reason below the level required to promptly pay the Offer Price or Merger Consideration (as applicable) to all former holders of Shares, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such payments. Any interest or other income resulting from such investments shall be paid to Parent or its designee, upon demand.

(b)            As soon as reasonably practicable after the Effective Time (and in any event no later than five (5) business days following the Effective Time), the Surviving Corporation shall cause to be delivered to each Person who was, immediately prior to the Effective Time, a holder of record of Shares represented by a certificate evidencing such Shares (the “Certificates”), or a holder of record of Book-Entry Shares, that, in either case, were converted into the right to receive the Merger Consideration pursuant to Section 2.5, (i) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected (and risk of loss and title to the Certificates shall pass) only upon (A) in the case of the Certificates, proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or (B) in the case of Book-Entry Shares, receipt by the Paying Agent of a customary agent’s message with respect to such Book-Entry Shares (or such other evidence, if any, as the Paying Agent may reasonably request), and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, the holder of the Shares that were represented by such Certificates or Book-Entry Shares as of immediately prior to the Effective Time (other than the Dissenting Shares and the Excluded Shares) shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates or Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration with respect to Shares evidenced by a Certificate is to be made to a Person other than the Person in whose name the surrendered Certificate formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Shares formerly represented by the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c)            At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including all interest and other income received by the Paying Agent in respect of all funds made available to the Paying Agent) that has not then been disbursed to holders of Shares that were represented by Certificates or Book-Entry Shares as of immediately prior to the Effective Time, except to the extent representing Excluded Shares or Dissenting Shares, and, thereafter, such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Shares that were represented by Certificates or Book-Entry Shares as of immediately prior to the Effective Time for the Merger Consideration delivered in respect of such Certificates or Book-Entry Shares to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)            At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares outstanding prior to the Effective Time shall be closed and thereafter there shall be no further registration of transfers of such Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement, subject to Legal Requirements in the case of Dissenting Shares.

(e)            Each of the Company, the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Depository Agent or the Paying Agent to deduct and withhold) from the Offer Price payable to any holder of Shares or the Merger Consideration payable to any holder of Shares, Company Equity Awards or Company Pre-Funded Warrants, or from any other consideration otherwise payable pursuant to this Agreement, such amounts as it is required by any Legal Requirement to deduct and withhold therefrom with respect to Taxes. Except with respect to compensatory withholding, each such payor shall use commercially reasonable efforts to provide advance notice to the payee of the intent to deduct or withhold such amount and shall provide for a reasonable opportunity for forms or other documentation that would mitigate, reduce or eliminate any such withholding, including by providing any necessary Tax forms (including a properly completed and validly executed IRS Form W-9 or appropriate series of IRS Form W-8, as applicable) or any similar information. Each such payor shall take all actions that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that any amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, holder of Company Pre-Funded Warrants, holder of Company Equity Awards or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f)             If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct (which shall not exceed the Merger Consideration payable with respect to such Certificate), as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7            Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time that are held by holders (or, as the case may be, that are owned by beneficial owners) who are entitled to appraisal rights under Section 262 of the DGCL, have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and each holder (and, as the case may be, each beneficial owner) of Dissenting Shares shall be entitled only to such consideration as shall be determined to be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL; provided, that if any such holder (or, as the case may be, beneficial owner) shall have failed to perfect or shall have effectively withdrawn or lost such holder’s (or beneficial owner’s) right to appraisal and payment under the DGCL, such holder’s (or beneficial owner’s) Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (without any interest and less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)) upon surrender of the applicable Certificate or Book-Entry Shares representing such Shares pursuant to Section 2.6(b), and such Shares shall be deemed not to be Dissenting Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Shares with the notice contemplated by Section 262 of the DGCL. The Company shall give prompt notice to Parent of any demands received by the Company prior to the Effective Time for appraisal of any Shares pursuant to Section 262 of the DGCL. Parent shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing. Notwithstanding the foregoing, prior to the Effective Time, Parent shall not, without the prior written consent of the Company, require the Company to make any payment with respect to any such demands or settle or offer to settle any such demands. Solely for purposes of this Section 2.7, the term “beneficial owner” shall have the meaning given to such term in Section 262(a) of the DGCL.

2.8            Treatment of Company Equity Awards.

(a)            Immediately prior to the Effective Time, each Company Option that is then outstanding and unexercised shall, to the extent unvested or otherwise not exercisable, become fully vested and immediately exercisable. At the Effective Time, each Company Option that is then outstanding and unexercised shall be terminated in exchange for the right to receive a cash payment, without interest and subject to deduction for any required withholding Tax in accordance with Section 2.6(e), equal to the excess (if any) of (i) an amount equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares into which such Company Option would have been exercisable (after giving effect to the first sentence of this Section 2.8(a)), over (ii) the aggregate exercise price of such Company Option; provided, that, for the avoidance of doubt, if the aggregate exercise price described in the foregoing clause (ii) exceeds the amount described in the foregoing clause (i), then such Company Option shall be terminated at the Effective Time and the holder thereof shall not be entitled to any payment in respect thereof.

(b)            Immediately prior to the Effective Time, each Company RSU that is then outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding shall be terminated in exchange for the right to receive a cash payment, without interest and subject to deduction for any required withholding Tax in accordance with Section 2.6(e), equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Company RSU immediately prior to the Effective Time.

(c)            As soon as reasonably practicable after the Effective Time (but in no event later than the Surviving Corporation’s next regularly scheduled payroll date that is at least three (3) business days after the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay to the holders of Company Equity Awards the aggregate consideration payable pursuant to Sections 2.8(a) and 2.8(b) (without interest and net of any applicable withholding Taxes required to be deducted and withheld by Legal Requirements in accordance with Section 2.6(e)). In the case of any Company Equity Award held by an employee (or former employee who received such grant in his or her capacity as an employee) of the Company (or the Company Subsidiary), such payment shall be made through the Surviving Corporation’s (or such Subsidiary’s, if applicable) payroll.

(d)            Prior to the Effective Time, the Company shall take all reasonable or necessary actions (including obtaining any necessary determinations or resolutions of the Board of Directors or a committee thereof) under an inducement award, the 2014 Company Equity Plan or 2024 Company Equity Plan and award agreements pursuant to which Company Equity Awards are outstanding or otherwise (collectively, the “Company Equity Award Agreements”) to (i) effectuate the treatment of the Company Equity Awards described in Sections 2.8(a) and 2.8(b), (ii) deliver all required notices (which notices shall have been approved by Parent, in its reasonable discretion) to each holder of Company Equity Awards setting forth each holder’s rights pursuant to the applicable Company Equity Award Agreement, and stating that such Company holder’s Company Equity Awards shall be treated in the manner set forth in this Section 2.8, (iii) take all actions necessary to ensure that the Company Equity Award Agreements shall terminate as of the Effective Time and (iv) take all actions necessary to ensure that no holder of a Company Equity Award or any participant in any Company Equity Award Agreement or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by the Company shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this Section 2.8 in cancellation and settlement thereof.

2.9            Treatment of Company Pre-Funded Warrants.

(a)            Each Company Pre-Funded Warrant that is outstanding as of immediately prior to the Effective Time will be deemed exercised in full as a “cashless exercise” (as described in the Company Pre-Funded Warrants) effective upon the Effective Time, in accordance with the terms of the Company Pre-Funded Warrants, and the holder thereof shall be entitled to receive an amount in cash, without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e), equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares deemed to be issuable upon exercise in full of the Company Pre-Funded Warrant as a “cashless exercise,” calculated in accordance with and subject to the terms and conditions of such Company Pre-Funded Warrant. For the avoidance of doubt, any Company Pre-Funded Warrant that is exercised prior to the Effective Time shall be an outstanding Share and treated in accordance with Section 2.5 (unless such Share was purchased in the Offer).

(b)            Parent shall pay, or cause to be paid, subject to Section 2.6(e), the Merger Consideration to holders of Company Pre-Funded Warrants in accordance with and subject to the terms and conditions of the Company Pre-Funded Warrants.

(c)            Between the date of this Agreement and the Effective Time, (i) the Company shall comply with all of its obligations under the Company Pre-Funded Warrants and shall take all such actions as may be required to effect the treatment of the Company Pre-Funded Warrants described in this Section 2.9, including delivering in a timely manner the notices contemplated by Section 9(g) of each Company Pre-Funded Warrant, (ii) the Company shall promptly notify Parent if any holder of any Company Pre-Funded Warrant elects to exercise such Company Pre-Funded Warrant; (iii) the Company shall not amend, supplement or modify any of the terms of any Company Pre-Funded Warrant without the prior written consent of Parent; (iv) the Company shall use commercially reasonable efforts to ensure that no holder of a Company Pre-Funded Warrant shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this Section 2.9 in cancellation and settlement thereof.

2.10         Further Action. The Parties agree to take all action necessary to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the Offer Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser that, except as disclosed in the Company SEC Documents filed with or furnished to the SEC and publicly available at least two (2) business days prior to the date of this Agreement (excluding any disclosures contained in any part of such Company SEC Documents entitled “Risk Factors” or disclosures of risks set forth in any “Forward-Looking Statements” disclaimer, in each case that are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such disclosures shall not be excluded) or as set forth in the Company Disclosure Letter (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Section 3, it being understood that each representation and warranty contained in this Section 3 is qualified by (a) any exceptions or disclosures set forth in the section of the Company Disclosure Letter corresponding to the section of this Section  3 that contains such representation or warranty, and (b) any exception or disclosure set forth in any other section of the Company Disclosure Letter to the extent it is reasonably apparent on its face that such exception or disclosure applies to or is relevant to such representation and warranty); provided, that the foregoing shall not apply to the representations and warranties set forth in Section 3.1 (Due Organization; Subsidiaries, Etc.), Section 3.3 (Capitalization, Etc.), Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.23 (Opinion of Financial Advisor):

3.1            Due Organization; Subsidiaries, Etc.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company and the Company Subsidiary is an Entity duly organized, validly existing and in good standing (to the extent a concept of “good standing” is applicable) under the laws of the jurisdiction in which it is organized, except where any failure to be so organized or existing or in good standing does not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Each of the Company and the Company Subsidiary (i) has all corporate or other organizational power and authority required to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used, and (ii) is qualified or licensed to do business as a foreign corporation, and is in good standing (to the extent a concept of “good standing” is applicable), in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to have such power or authority, or to be so qualified or licensed or in good standing, does not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

(b)            Other than the Company Subsidiary, the Company has no subsidiaries. Neither the Company nor the Company Subsidiary owns, directly or indirectly, any capital stock or other equity interests of, or any subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, capital stock or other equity interests of, any Entity, other than the Company or the Company Subsidiary. The equity ownership of the Company Subsidiary is free and clear of any Encumbrances (other than Permitted Encumbrances).

3.2            Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives (or has publicly made available in EDGAR) accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company and the Company Subsidiary, including all amendments thereto, as in effect on the date hereof. Neither the Company nor the Company Subsidiary is in violation of any provision of its certificate of incorporation, bylaws or other similar organizational documents.

3.3            Capitalization, Etc.

(a)            The authorized capital stock of the Company consists of: (i) 150,000,000 Shares, of which 55,225,793 Shares had been issued and 55,218,486 were outstanding as of the close of business on November 30, 2024 (the “Capitalization Date”); and (ii) 25,000,000 shares of preferred stock, par value of $0.001 per share, of which no shares had been issued and were outstanding as of the close of business on the Capitalization Date. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable. No shares of capital stock of the Company are owned by the Company Subsidiary.

(b)            (i) None of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Company are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; (iv) neither the Company nor the Company Subsidiary is party to any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company; and (v) neither the Company nor the Company Subsidiary is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act.

(c)            As of the close of business on the Capitalization Date: (i) 6,419,247 Shares were subject to issuance pursuant to Company Options granted and outstanding under the 2014 Company Equity Plan and the 2024 Company Equity Plan, (ii) 1,492,755 Shares were subject to issuance pursuant to Company Options granted outside of the 2014 Company Equity Plan and the 2024 Company Equity Plan, (iii) 1,425,881 Shares were subject to issuance pursuant to Company RSUs granted and outstanding under the 2014 Company Equity Plan and the 2024 Company Equity Plan, (iv) 4,812,950 Shares were reserved for future issuance under the 2014 Company Equity Plan and the 2024 Company Equity Plan and (v) there were Company Pre-Funded Warrants to purchase an aggregate of 2,105,264 Shares. As of the close of business on the Capitalization Date, the weighted average exercise price of the Company Options outstanding as of that date was $9.06. All Company Options can be involuntarily cancelled without the award holder’s consent upon the consummation of the Merger (including any options that have an exercise price equal to or greater than the Merger Consideration, and therefore with respect to which no payment will be made in connection with such cancellation).

(d)            Except as set forth in this Section 3.3 and except for (x) Company Pre-Funded Warrants and Company Equity Awards that were outstanding as of the close of business on the Capitalization Date and currently remain outstanding and (y) Shares issued following the Capitalization Date upon the exercise of Company Options or Company Pre-Funded Warrants or the vesting of Company RSUs, in each case in accordance with the terms of this agreement, as of the date of this Agreement, there are no: (i) outstanding shares of capital stock or other outstanding equity interests or voting securities of the Company, (ii) outstanding subscriptions, options, warrants, calls, commitments or rights (whether or not currently exercisable) to acquire, or outstanding restricted stock units, stock-based performance units, stock appreciation rights, phantom stock rights, profit participation rights or other similar rights that are linked to (or the value of which is in any way based on or derived from the value of), any shares of capital stock or other equity interests or voting securities of the Company, in each case other than derivative securities not issued by the Company or the Company Subsidiary; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of capital stock or other equity interests or voting securities of the Company; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to repurchase, redeem or otherwise acquire any shares of its capital stock or any other equity interests or voting securities or to issue, sell, grant, deliver or otherwise acquire, or cause to be issued, granted, sold or delivered, any such securities.

(e)            The Company owns beneficially and of record all of the outstanding shares of capital stock of the Company Subsidiary, free and clear of all Encumbrances and transfer restrictions (except for (x) Permitted Encumbrances and (y) Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws), and (i) all such outstanding shares of capital stock have been duly authorized and validly issued, and are fully paid and nonassessable, and (ii) there are no other outstanding equity interests or voting securities of the Company Subsidiary. As of the date of this Agreement, there are no outstanding (A) subscriptions, options, warrants, or rights, (B) convertible or exchangeable securities, instruments, bonds, debentures, notes or obligations or (C) Contracts, in each case, under which the Company or the Company Subsidiary may become obligated to repurchase, redeem or otherwise acquire any shares of its capital stock or any other equity interests or voting securities or to issue, sell, grant, deliver or otherwise acquire, or cause to be issued, granted, sold or delivered, any such securities.

3.4            SEC Filings; Financial Statements.

(a)            Since January 1, 2023, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act) or filing dates (in the case of all other Company SEC Documents), or, if amended or modified prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment or modification, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and any rules and regulations promulgated thereunder, applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC applicable thereto; (ii) were prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiary for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments) and (iv) have been prepared in a manner consistent with the books and records of the Company and the Company Subsidiary, in each case in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c)            The Company has established and maintains “disclosure controls and procedures” and a system of “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiary, as applicable, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and the Company Subsidiary, as applicable, are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or the Company Subsidiary’s, as applicable, assets that could have a material effect on its financial statements. Since January 1, 2020, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or prevent and detect violations of Anti-Corruption Laws; (B) any off-the-books accounts or more than one set of books or financial records maintained by the Company; or (C) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d)            Neither the Company nor the Company Subsidiary is a party to, nor does either have any obligation or other commitment to become a party to, any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company and the Company Subsidiary in the Company SEC Documents.

(e)            There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, (i) none of the Company SEC Documents is the subject of ongoing SEC review, and (ii) there are no inquiries or investigations by the SEC or any internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company.

(f)            Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Company Disclosure Documents based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

(g)            None of the information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents or at the time of any distribution or dissemination of the Offer Documents to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.5            Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from September 30, 2024 through the date of this Agreement:

(a)            except for discussions, negotiations and activities related to this Agreement, the Transactions or other potential strategic transactions, the Company and the Company Subsidiary have operated in all material respects in the ordinary course of business consistent with past practice; and

(b)            there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

3.6            Title to Assets. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Material Adverse Effect, each of the Company and the Company Subsidiary has good and valid title to all assets (excluding Intellectual Property Rights, which are addressed by Section 3.8) owned by it, free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7            Real Property.

(a)            The Company and the Company Subsidiary do not own any real property.

(b)            Except as would not reasonably be expected to, individually or in the aggregate, constitute a Material Adverse Effect, the Company and the Company Subsidiary hold valid and existing leasehold interests in the real property that is leased or subleased by the Company and the Company Subsidiary from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the related lease or sublease agreements. Neither the Company nor the Company Subsidiary has received any written notice regarding any breach or default by the Company or the Company Subsidiary under any lease or sublease related to the Leased Real Property, except for breaches or defaults that (i) have been cured or (ii) would not reasonably be expected to, individually or in the aggregate, constitute a Material Adverse Effect.

3.8            Intellectual Property; Data Privacy and Security.

(a)            To the knowledge of the Company and the Company Subsidiary own and possess all right, title and interest in and to, or have the right to use pursuant to a valid and enforceable agreement, all Company IP that is material to the Company’s and the Company Subsidiary’s business as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances. Notwithstanding anything to the contrary in this Section 3.8(a), the representations and warranties in this Section 3.8(a) shall not be construed to be representations or warranties with respect to infringement, misappropriation or other violation of Intellectual Property Rights.

(b)            Section 3.8(b) of the Company Disclosure Letter identifies (i) the name of the applicant or registrant and current owner, (ii) the jurisdiction of application or registration and (iii) the application or registration number, in each case, for each item of Registered IP owned by the Company or the Company Subsidiary and for each item of material Registered IP exclusively licensed to the Company or the Company Subsidiary. With respect to the Registered IP owned by the Company or the Company Subsidiary (A) to the knowledge of the Company, such Registered IP is valid and enforceable, and (B) the Company and the Company Subsidiary have paid when due all necessary registration, maintenance and renewal fees and filed all necessary renewals, statements and certifications for the purpose of maintaining such Registered IP, except, in each case of the foregoing clauses (A) and (B), where the failure to be so valid and enforceable, or the failure to pay such fees or file such renewals, statements or certifications, would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary. No interference, opposition, reissue, reexamination or other proceeding of any nature (other than routine examination proceedings with respect to pending applications) is pending, threatened in writing or, to the knowledge of the Company, otherwise threatened against the Company or the Company Subsidiary, in which the scope, validity, enforceability or ownership of any Registered IP listed on Section 3.8(b) of the Company Disclosure Letter is being or has been contested or challenged.

(c)            Each of the Patents listed on Section 3.8(b) of the Company Disclosure Letter that are owned solely by the Company or the Company Subsidiary, and, to the knowledge of the Company, each of the Patents listed on Section 3.8(b) of the Company Disclosure Letter that are co-owned by the Company or the Company Subsidiary, properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with the Legal Requirements of the jurisdiction in which such Patent is issued or pending, except where the failure to do so would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary.

(d)            Each Company Associate who is or was engaged in the creation or development of any material Registered IP owned by the Company or the Company Subsidiary has signed a valid and enforceable agreement containing an assignment of Intellectual Property Rights to the Company or the Company Subsidiary.

(e)            No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being or has been used to create, in whole or in part, Intellectual Property Rights owned by the Company or the Company Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or licensing rights to such Intellectual Property Rights.

(f)            The Company and the Company Subsidiary have taken commercially reasonable security and other measures to protect and maintain the secrecy and confidentiality of all material Trade Secrets owned by the Company or the Company Subsidiary.

(g)            Section 3.8(g) of the Company Disclosure Letter sets forth (i) each license agreement pursuant to which the Company or the Company Subsidiary is granted a license to any Intellectual Property Right that is owned by a Person other than the Company or the Company Subsidiary and is material to the business of the Company or the Company Subsidiary as currently conducted, excluding (A) any material transfer agreement governing the provision of materials for research purposes, (B) any clinical trial agreement, nondisclosure agreement, commercially available software-as-a-service offering or off-the-shelf software license, and (C) any agreement where the only licenses to or rights in Intellectual Property Rights granted to the Company or the Company Subsidiary are non-exclusive licenses or rights granted solely for the purpose of enabling the Company’s or the Company Subsidiary’s use or exploitation of the services or deliverables provided to such the Company or the Company Subsidiary pursuant to such agreement (each license agreement covered by this clause (i), an “In-bound License”), and (ii) each license agreement pursuant to which the Company or the Company Subsidiary grants to any Person (other than the Company or the Company Subsidiary) a license to any material Intellectual Property Right owned by the Company or the Company Subsidiary, excluding (A) any material transfer agreement governing the provision of materials for research purposes, (B) any clinical trial agreement or nondisclosure agreement, and (C) any agreement granting non-exclusive licenses or rights where such non-exclusive licenses or rights are granted solely for the purpose of providing services or conducting activities within the scope of such agreement (each license agreement covered by this clause (ii), an “Out-bound License”).

(h)            To the knowledge of the Company, (i) The operation of the Company’s and the Company Subsidiary’s business as currently conducted does not infringe, misappropriate or otherwise violate any valid and enforceable Intellectual Property Rights owned by any other Person, and (ii) no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by or exclusively licensed to the Company or the Company Subsidiary, except, in each case of the foregoing clauses (i) and (ii), for infringements, misappropriations or violations that would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary. No material Legal Proceeding is pending and served or is threatened in writing (or, to the knowledge of the Company, is pending and has not been served or is otherwise threatened) (A) against the Company or the Company Subsidiary alleging that the operation of the Company’s or the Company Subsidiary’s business as currently conducted infringes, misappropriates or otherwise violates any Intellectual Property Rights of another Person, or (B) by the Company or the Company Subsidiary alleging that another Person is infringing, misappropriating or otherwise violating any material Intellectual Property Rights owned by or exclusively licensed to the Company or the Company Subsidiary. From January 1, 2022 to the date of this Agreement, neither the Company nor the Company Subsidiary received any written notice or other written communication alleging that the operation of the Company’s or the Company Subsidiary’s business as currently conducted infringes, misappropriates or otherwise violates any Intellectual Property Rights of another Person, except for infringements, misappropriations or violations that would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary.

(i)             Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary, none of the Intellectual Property Rights owned by the Company or the Company Subsidiary, and, to the knowledge of the Company, none of the Intellectual Property Rights exclusively licensed to the Company or the Company Subsidiary, is subject to any pending or outstanding Order that restricts the use, transfer, registration or licensing of any such Intellectual Property Rights by the Company or the Company Subsidiary, or otherwise affects the validity or enforceability of any such Intellectual Property Rights.

(j)             To the knowledge of the Company, the consummation of the Transactions will not, in itself, result in the loss or material impairment of the Company’s or the Company Subsidiary’s ownership of or right to use (as applicable) any Company IP that is material to the Company’s or the Company Subsidiary’s business as currently conducted.

(k)            The Company is in material compliance in all material respects with, and since January 1, 2022, has materially complied with, all applicable Privacy Laws, except as would not have, individually or in the aggregate, a Material Adverse Effect.

(l)            The Company has implemented commercially reasonable technical, physical, and organizational measures and security systems and technologies designed to maintain the integrity and security of Personal Information.

(m)            Since January 1, 2022, the Company has not experienced any incident, including any breach of security, in which any Personal Information processed by or, to the knowledge of the Company, on behalf of the Company was accessed, used, disclosed, acquired, exfiltrated, stolen, lost, altered, corrupted, destroyed or rendered unavailable unlawfully, accidentally or without authorization by any third party, that resulted in requiring notice under Privacy Laws to individuals, the media, or any Governmental Body.

(n)            Since January 1, 2022, the Company has not been and is not, to the knowledge of the Company, currently: (i) under audit or investigation by any Governmental Body relating to its compliance with Privacy Laws, including regarding the collection, processing, transfer, disclosure, sharing, storing, protection, and use of Personal Information, or (ii) subject to any third-party notification, claim, demand, audit, or action in relation to Personal Information, including a notification, claim, demand, or action alleging that the Company has collected, processed, transferred, disclosed, shared, stored, or used Personal Information in violation of applicable Privacy Laws, except as would not have, individually or in the aggregate, a Material Adverse Effect.

3.9            Contracts.

(a)            Section 3.9(a) of the Company Disclosure Letter identifies each Contract to which the Company or the Company Subsidiary is a party or by which the Company or the Company Subsidiary is bound that constitutes a Specified Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Contracts to which the Company or the Company Subsidiary is a party or by which the Company or the Company Subsidiary is bound as of the date of this Agreement (excluding Employee Plans) shall constitute a “Specified Contract”:

(i)               any Contract that is a settlement, conciliation or similar agreement with any Governmental Body (A) pursuant to which the Company or the Company Subsidiary will be required after the date of this Agreement to pay any material monetary obligations or (B) that contains material obligations with respect to, or material limitations on, the Company’s or the Company Subsidiary’s conduct that the Company or the Company Subsidiary will be required to comply with after the date of this Agreement (other than customary confidentiality obligations);

(ii)              any Contract (A) materially limiting the freedom or right of the Company or the Company Subsidiary to engage in any line of business or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or the Company Subsidiary or any exclusivity obligations or restrictions, in each case that materially limit the freedom or right of the Company or the Company Subsidiary to sell, distribute or manufacture any products or services to or for any other Person;

(iii)            any Contract that requires or is reasonably expected to require, by its terms, the payment or delivery of cash or other consideration by or to the Company or the Company Subsidiary in an amount in excess of $250,000 in the fiscal year ending December 31, 2023 or in any individual fiscal year thereafter and that cannot be canceled by the Company or the Company Subsidiary without penalty or further payment on ninety (90) days’ (or fewer) notice;

(iv)            any Contract, other than the Credit Agreements, relating to Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or the Company Subsidiary;

(v)             any Contract pursuant to which the Company or the Company Subsidiary has continuing guarantee or “earn-out” or other contingent payment obligations (other than Contracts for rebates required by Legal Requirements in the ordinary course of business);

(vi)            any Contract that obligates the Company or the Company Subsidiary to make any capital commitment or loan;

(vii)            any Contract with any Person constituting a joint venture, partnership, strategic alliance or similar profit sharing arrangement;

(viii)          any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or the Company Subsidiary, the pledging of the capital stock or other equity interests of the Company or the Company Subsidiary or the issuance of any guaranty by the Company or the Company Subsidiary;

(ix)             any material In-bound License or Out-bound License;

(x)              any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, and has not been so filed or disclosed;

(xi)             any material Contract with (A) any Affiliate, director, or executive officer (as such term is defined in the Exchange Act) of the Company, (B) any Person holding 5% or more of the Shares, or (C) to the knowledge of the Company, any Affiliate (other than the Company or the Company Subsidiary) or immediate family member of any Person described in the foregoing clause (A) or (B);

(xii)            any Contract with any Governmental Body; and

(xiii)           any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice).

(b)            The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Specified Contract or has publicly made available a copy of such Specified Contract in EDGAR at least two (2) days prior to the date hereof. Each Specified Contract is, with respect to the Company or the Company Subsidiary, as applicable, that is party thereto and, to the knowledge of the Company, with respect to each other party thereto, valid, binding and in full force and effect, and enforceable in accordance with its terms, except (i) insofar as such enforceability may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability relating to or affecting creditors’ rights, or (B) general equitable principles, or (ii) where the failure to be valid, binding, in full force and effect or enforceable would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. With respect to each Specified Contract, neither the Company nor the Company Subsidiary, as applicable, or, to the knowledge of the Company, any other party thereto (x) is in breach of, or default under, such Specified Contract, or (y) has taken any action that (or failed to take any action, which failure), with or without notice, lapse of time or both, would constitute a breach of, or a default under, such Specified Contract, in each case of the foregoing clauses (x) and (y), except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

3.10         Liabilities. The Company and the Company Subsidiary do not have any liabilities of the type required to be disclosed in a consolidated balance sheet of the Company (or in the notes thereto) prepared in accordance with GAAP, except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations under Contracts that are binding upon the Company and the Company Subsidiary and have been delivered or made available to Parent or Parent’s Representatives (or publicly made available in EDGAR) prior to the date of this Agreement or entered into in the ordinary course of business (other than liabilities resulting from any breach or acceleration thereof); (iv) liabilities incurred in the ordinary course of business since September 30, 2024 and (v) liabilities that do not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

3.11         Compliance with Legal Requirements. The Company and the Company Subsidiary are, and since January 1, 2022 have been, in compliance with all Legal Requirements, except where the failure to be in compliance does not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2022, neither the Company nor the Company Subsidiary has been given written notice of, or been charged with, any unresolved violation of any Legal Requirement, except for any such violation that does not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect.

3.12         Regulatory Matters.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary, (i) the Company and the Company Subsidiary have filed with or received from applicable Pharmaceutical Regulatory Authorities all applications, notifications, clearances, approvals, filings, declarations, listings, registrations, reports or submissions, including adverse event reports required under Legal Requirements, including but not limited to the FDCA and (ii) all such applications, notifications, clearances, approvals, filings, declarations, listings, registrations, reports or submissions were in compliance with Legal Requirements when filed (or were corrected in a subsequent filing or submission), and no deficiencies have been asserted by any applicable Pharmaceutical Regulatory Authority with respect to any such filings, declarations, listings, registrations, reports or submissions (other than deficiencies that have been resolved in a timely subsequent filing or submission).

(b)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, (i) all preclinical and clinical investigations sponsored by the Company and the Company Subsidiary have been and are being conducted in material compliance with Legal Requirements, including applicable Good Clinical Practices, and (ii) neither the Company nor the Company Subsidiary has received any written notice from any Pharmaceutical Regulatory Authority, institutional review board, or similar entity with oversight over any clinical or pre-clinical study or test with respect to any ongoing clinical or pre-clinical studies or tests requiring the partial or full clinical hold, termination or suspension of such studies or tests.

(c)            Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary, neither the Company nor the Company Subsidiary nor any Company Associate has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) made any statement, failed to make any statement or committed any other act, which statement, failure or act, in any such case of the foregoing clauses (i), (ii) and (iii), establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor the Company Subsidiary nor any Company Associate has received any written notification from the FDA that it is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy.

(d)            Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary, neither the Company nor the Company Subsidiary or, to the knowledge of the Company, any Company Associate or agent or clinical investigator of the Company or the Company Subsidiary is debarred or excluded, or has been convicted of any crime, or has engaged in any conduct, that would reasonably be expected to result in (i) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (ii) mandatory exclusion under 42 U.S.C. §§ 1320a-7(a) or 1320a-7a or any similar Legal Requirement.

(e)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, each of the Company and the Company Subsidiary is in compliance, and since January 1, 2022 has been in compliance, with all healthcare laws applicable to the operation of its business as currently conducted, including, to the extent applicable to the operation of the Company’s or the Company Subsidiary’s business as currently conducted, (i) the FDCA and the regulations promulgated thereunder and equivalent non-U.S. Legal Requirements; and (ii) any and all federal, state and local fraud and abuse Legal Requirements, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) and the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a) and the regulations promulgated pursuant to such statutes and equivalent non-U.S. Legal Requirements.

(f)             Neither the Company nor the Company Subsidiary has received written notification from the FDA, the contracting authority for the Biomedical Advanced Research and Development Authority, or any other Governmental Body that the Company or the Company Subsidiary is subject to any pending or threatened enforcement, regulatory or administrative proceedings regarding compliance with the FDCA or any similar Legal Requirements, other than any such pending or threatened proceedings that have been resolved. Neither the Company nor the Company Subsidiary has received or been the subject of any (i) warning letters, untitled letters, it has come to our attention (IHCTOA) letters, or other notices of violation, or (ii) notices of FDA Inspectional Observations (“483”), seizure, injunction, investigation, penalty assessment (including civil monetary penalties), audit, consent decree, consent agreement, import alert, or other enforcement action or other documents issued by or, to the knowledge of the Company, oral communications from the FDA or any other similar Governmental Body, that allege material noncompliance with any Legal Requirement by the Company, the Company Subsidiary, or any Company Associate. There have been no recalls, or withdrawals of products manufactured, distributed, tested, produced, marketed, or sold by the Company or the Company Subsidiary.

(g)            Neither the Company nor the Company Subsidiary is party to or has any ongoing reporting obligations pursuant to or under any order by any Governmental Body (including, for the avoidance of doubt, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or other similar agreements) and, to the knowledge of the Company, no such order is currently contemplated, proposed or pending.

(h)            None of the Company, the Company Subsidiary, or any of their respective directors, officers, employees, agents, representatives or any other person acting on the Company’s behalf (in such capacity):

(i)               has, in the past six (6) years, entered into a transaction with a Sanctioned Person, unless authorized or exempt;

(ii)              has, in the past six (6) years, otherwise violated any Sanctions Laws or Export Control Laws;

(iii)             has engaged or is engaging in any dealings which would cause the Purchaser to violate Sanctions Laws; or

(iv)            has received notice of any current or threatened investigation, inquiry, complaint, lawsuit, voluntary or involuntary disclosure, warning letter, penalty notice, or other regulatory or enforcement action, whether internal, by a government authority, or a private party, alleging any violation of Sanctions Laws or Export Control Laws.

(i)             The Company and the Company Subsidiary have obtained, and regularly ensures compliance with, any relevant licenses, authorizations and permits required for its operations to be in compliance with Sanctions Laws and Export Control Laws.

3.13         Anti-Corruption and Anti-Money Laundering Matters.

(a)            Within the previous five (5) years, neither the Company nor the Company Subsidiary, nor any of the directors, officers, employees of the Company or the Company Subsidiary, or to the knowledge of the Company, any of the representatives or agents acting on behalf of the Company or the Company Subsidiary has: (i) violated any Anti-Corruption Law or any Anti-Money Laundering Laws, any rule or regulation promulgated thereunder or any Legal Requirement of similar effect; (ii) used any funds (whether of the Company or the Company Subsidiary or otherwise) for contributions, gifts, entertainment or other expenses in violation of any applicable Anti-Corruption Laws or any rule or regulation promulgated thereunder; (iii) made or authorized any unlawful offer, promise or payment of money or anything of value to any foreign or domestic government officials or employees or to foreign or domestic political parties, campaigns or candidates, or representatives thereof, or any Representatives of any Governmental Body; (iv) made, caused to be made, improperly influenced, or promised any payments to any other person or entity to improperly obtain or retain business or to secure some other improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of their employer, or other in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws; or (v) received written notice from, made a disclosure to, settled any claim with, or been subject to investigation or enforcement action by the U.S. Department of Justice, the SEC, or any other Governmental Body regarding alleged or possible violations of any Anti-Corruption Laws, Anti-Money Laundering Laws, or Legal Requirement of similar effect.

(b)            Within the previous five (5) years, the Company and the Company Subsidiary have maintained systems of internal controls (accounting systems, purchasing systems, and billing systems) and written policies reasonably designed to (i) ensure compliance with Anti-Corruption Laws, and (ii) ensure that all books and records of the Company and the Company Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. The Company and the Company Subsidiary have maintained books and records that, in reasonable detail, accurately and fairly reflect its transactions and its disposition of assets. To the knowledge of the Company, within the previously five (5) years, there have not been any instances of fraudulent or misstated entries in its financial books and records.

(c)            None of the Company or the Company Subsidiary’s officers or directors is, and to the knowledge of the Company, none of the Company’s or the Company’s Subsidiary’s agents or Affiliates is, currently a government official, including but not limited to (i) an officer, agent, or employee of a Governmental Body, political party, or public international organization; (ii) a candidate for government or political officer; or (iii) an officer, agent, or employee of an entity owned by a Governmental Body.

3.14         Governmental Authorizations. The Company and the Company Subsidiary hold all Governmental Authorizations necessary to enable the Company and the Company Subsidiary to conduct their business in the manner in which such business is currently being conducted, except where the failure to hold such Governmental Authorizations would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. All Governmental Authorizations held by the Company and the Company Subsidiary are valid and in full force and effect, and the Company and the Company Subsidiary are in compliance with the terms and requirements of such Governmental Authorizations, in each case except where the failure of such Governmental Authorizations to be valid or in full force and effect, or the failure of the Company or the Company Subsidiary to be in compliance with such terms and requirements, would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. Except as would not be material to the Company and the Company Subsidiary taken as a whole, there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Governmental Authorization.

3.15         Tax Matters.

(a)            Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) each of the Tax Returns required to have been filed by the Company or the Company Subsidiary with any Governmental Body (the “Company Returns”) has been filed on or before the applicable due date (taking into account any extensions of such due date) and was true, accurate and complete when filed (or was subsequently corrected), and (ii) all Taxes payable by the Company or the Company Subsidiary (whether or not shown on the Company Returns) have been paid to the relevant Governmental Body, other than Taxes that are not yet due or that are being contested in good faith in appropriate Legal Proceedings and for which an adequate reserve has been established in accordance with GAAP.

(b)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, (i) to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is in progress, pending, or has been asserted, threatened, or proposed in writing, and, in each case, not finally resolved, against or with respect the Company or the Company Subsidiary in respect of any amount of Taxes or any Tax Return of the Company or the Company Subsidiary, (ii) no deficiency for any Tax has been asserted or assessed by any Governmental Body in writing against the Company or the Company Subsidiary as a result of any audit or examination by such Governmental Body, other than any such deficiency that has been paid, settled or withdrawn or is being contested in good faith and in accordance with Legal Requirements, (iii) there are no liens for Taxes (other than liens for Taxes described in clause (a) of the definition of Permitted Encumbrances) upon any of the assets or properties of the Company or the Company Subsidiary, or equity interests in the Company Subsidiary, and (iv) no written claim has been received by the Company or the Company Subsidiary from any Governmental Body in any jurisdiction in which the Company and the Company Subsidiary does not file Tax Returns asserting that the Company or the Company Subsidiary is subject to Taxes in that jurisdiction (nor has any such claim been threatened in writing), which claim has not been resolved. Neither the Company nor the Company Subsidiary has agreed to any extension or waiver of any statute of limitations on, or agreed to any extension of time or granted any waiver of any statute of limitations applicable to the assessment or collection of, any amount of Tax, in each case that has not since expired (in each case, other than any extension resulting from an extension to file Tax Returns obtained in the ordinary course of business).

(c)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, neither the Company nor the Company Subsidiary (i) is party to or bound by, or currently has any liability for the Taxes of any other Person pursuant to, any Tax allocation, Tax sharing, Tax indemnification agreement or Tax receivable agreement that would have a continuing effect after the Closing Date, other than (A) any such agreement exclusively between or among the Company or the Company Subsidiary or (B) Tax provisions in agreements that were entered in the ordinary course of business and the primary subject matter of which is not Taxes; (ii) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated, combined, affiliated, unitary or similar U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or the Company Subsidiary); or (iii) has any liability for the Taxes of any other Person (other than the Company and the Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirement), or as a transferee or successor or otherwise by operation of Legal Requirement.

(d)            During the two (2)-year period ending on the date hereof, neither the Company nor the Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(e)            Neither the Company nor the Company Subsidiary has entered into or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or, to the knowledge of the Company, any similar provision of state, local, or non-U.S. Legal Requirement).

(f)             Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, none of the Company and the Company Subsidiary (and, following the Closing, Parent and its Affiliates) will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 of the Code as a result of any change in method of accounting made, or use of an improper method of accounting, prior to the Closing Date by the Company or the Company Subsidiary, or (ii) otherwise as a result of (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirement) executed by the Company or the Company Subsidiary prior to the Closing Date, (B) an installment sale or open transaction disposition made by the Company or the Company Subsidiary prior to the Closing Date, (C) a prepaid amount received or deferred revenue accrued by the Company or the Company Subsidiary prior to the Closing Date, (D) pursuant to the application of Section 965 of the Code resulting from an election made by the Company or the Company Subsidiary prior to the Closing Date, or (E) item required to be included in income by the Company or the Company Subsidiary under Sections 951, 951A, 1293 or 702 of the Code (or any corresponding, similar or analogous provision of federal state, local or non-U.S. Tax Legal Requirement) prior to the Closing Date or as a result of any gain recognition agreement entered into prior to the Closing Date by the Company or the Company Subsidiary in accordance with Section 367 of the Code. If the Company and the Company Subsidiary deferred employment Taxes under the CARES Act, the Company or the Company Subsidiary (as applicable) has paid such deferred Taxes.

(g)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, neither the Company nor the Company Subsidiary has any obligation to a Governmental Body in respect of escheat or abandoned or unclaimed property Legal Requirements.

(h)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, the Company and the Company Subsidiary have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes timely have been paid to the relevant Governmental Body.

(i)             No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any Governmental Body with respect to the Company or the Company Subsidiary which rulings remain in effect.

(j)             The Company Subsidiary (i) is not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, and (ii) to the knowledge of the Company and within the last two (2) years, has not received written notice from the IRS or other Governmental Body claiming that it may be subject to U.S. federal income Tax as a result of being engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or having a permanent establishment in the United States, which notice or claim has not since been withdrawn or resolved with a determination by the applicable Governmental Body that the Company Subsidiary is not engaged in such a trade or business or does not have such a permanent establishment.

(k)            Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, neither the Company nor the Company Subsidiary has a branch, agency, permanent establishment, or other taxable presence in any jurisdiction other than the jurisdictions in which it files Tax Returns.

(l)             The Company Subsidiary is classified as a corporation for U.S. federal income tax purposes.

3.16         Employee Matters; Benefit Plans.

(a)            Neither the Company nor the Company Subsidiary is a party to, and neither is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees, and there are no labor organizations representing or, to the knowledge of the Company, seeking to represent any employees of the Company or the Company Subsidiary. Since January 1, 2022, there has not been any strike, slowdown, work stoppage, lockout, labor dispute or, to the knowledge of the Company, union organizing activity or written threat thereof involving any employees of the Company or the Company Subsidiary, except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. There are no unfair labor practice charges or complaints pending or, to the knowledge of the Company, threatened in writing against the Company or the Company Subsidiary before the National Labor Relations Board or any similar Governmental Body, except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. Since January 1, 2022, the Company and the Company Subsidiary have complied with all Legal Requirements related to employment (including those related to employment practices, payment of wages, hours of work, leaves of absence, plant closing notifications, labor disputes, workplace safety, discrimination in employment, harassment and retaliation), except where the failure to be in compliance would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

(b)            Section 3.16(b) of the Company Disclosure Letter sets forth a complete list as of the date of this Agreement of the material Employee Plans (other than (x) any employment, termination or severance agreement for any non-officer employee of the Company or the Company Subsidiary, (y) any equity grant notice, and any related documentation, with respect to any employee of the Company or the Company Subsidiary and (z) any agreement with any consultant entered into in the ordinary course of business). With respect to each such Employee Plan, the Company has delivered or made available to Parent or Parent’s Representatives (or publicly made available in EDGAR) prior to the execution of this Agreement complete copies of the following (if and to the extent existing for such Employee Plan): (i) all material plan documents and all material amendments thereto and any related trust agreement, (ii) the most recent Form 5500 (including all schedules and financial statements attached thereto) filed with the IRS, (iii) the most recent summary plan description, including any summaries of material modification, and (iv) any non-routine, material correspondence with any Governmental Body in the past six (6) years relating to such Employee Plan.

(c)            Each of the Employee Plans is now and has been operated in compliance with its terms and all Legal Requirements (including ERISA and the Code), except where the failure to be in compliance would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect. Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or is entitled to rely upon a favorable opinion letter, if applicable) as to its qualified status under the Code. Neither the Company nor the Company Subsidiary is, and neither the Company nor the Company Subsidiary would reasonably be expected to be, subject to either a liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

(d)            Except as would not reasonably be expected, individually or in the aggregate to constitute a Material Adverse Effect, there are no Legal Proceedings (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened, with respect to any of the Employee Plan or any fiduciary thereof. All Employee Plans are maintained in the United States and are subject only to the laws of the United States or a political subdivision thereof.

(e)            Neither the Company nor the Company Subsidiary, nor any other Person that would be considered a single employer with the Company under the Code or ERISA, has within the past six (6) years sponsored, maintained, contributed to or been required to contribute to, or otherwise had any liability with respect to (i) a plan subject to Section 302 or Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” (in each case, as defined in Section 4001 of ERISA), (ii) a multiemployer plan as defined in Section 3(37) of ERISA, (iii) a multiple employer plan as defined in Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(f)             Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company and the Company Subsidiary nor any Employee Plan has any obligation to provide post-employment welfare benefits to, or make any payment to, any present or former employee, officer or director of the Company or the Company Subsidiary pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g)            Except as provided in Section 2.8, or as set forth in Section 3.16(g) of the Company Disclosure Letter, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee or other service provider of the Company or the Company Subsidiary to severance benefits or any other payment or benefit; (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation or benefits due to any such employee, director or officer from the Company or the Company Subsidiary (or under any Employee Plan); or (iii) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or would be expected to be subject to an excise Tax under Section 4999 of the Code.

(h)            Neither the Company nor the Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company or the Company Subsidiary for any tax incurred by such service provider pursuant to Section 409A or 4999 of the Code.

(i)            The Company has delivered or made available to Parent or Parent’s Representatives (or publicly made available in EDGAR) copies of the 2014 Company Equity Plan and the 2024 Company Equity Plan and the forms of award agreements evidencing the material Company Equity Awards outstanding. Section 3.16(i) of the Company Disclosure Letter (i) sets forth a list of all outstanding Company Equity Awards as of the close of business on the Capitalization Date, and (ii) specifies, with respect to each such Company Equity Award, the following information as of the close of business on the Capitalization Date: (A) the name of the holder of the Company Equity Award; (B) the number of Shares subject to the Company Equity Award; (C) the date of grant; and (D) in the event such Company Equity Award is a Company Option, the exercise price.

3.17         Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect:

(a)            the Company and the Company Subsidiary are, and since January 1, 2022 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of their business as currently conducted;

(b)            there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened in writing against the Company or the Company Subsidiary;

(c)            neither the Company nor the Company Subsidiary has (i) received any written notice, report or request for information alleging that the Company or the Company Subsidiary has violated, or has any liability under, any Environmental Law, except where such allegation has been withdrawn or otherwise resolved, such violation has been resolved or such liability has been satisfied, or (ii) entered into any legally-binding Order, settlement or consent decree imposing on the Company or the Company Subsidiary any requirement or liability arising under Environmental Law, except for any such requirement or liability that has been satisfied;

(d)            there have been no Releases of Hazardous Materials on, at, under or from any property or facility now or previously owned, leased or operated by the Company or the Company Subsidiary (including the Leased Real Property) in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company or the Company Subsidiary under any Environmental Law; and

(e)            neither the Company nor the Company Subsidiary has assumed, undertaken or otherwise become subject to any liability of another Person relating to Environmental Laws, other than any indemnities in Specified Contracts or in leases or subleases for real property.

3.18            Insurance. Except as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect, (a) all insurance policies of the Company and the Company Subsidiary are in full force and effect (except for any expiration thereof in accordance with the terms thereof) and all premiums due thereon have been paid, (b) no written notice of cancellation or termination of any such insurance policy has been received by the Company or the Company Subsidiary (other than a notice in connection with ordinary renewals), and (c) neither the Company nor the Company Subsidiary is in default under (and no circumstance exists that, with the giving of notice or lapse of time or both, would constitute a default by the Company or the Company Subsidiary under) any such insurance policy.

3.19         Legal Proceedings; Orders.

(a)            Except as set forth in Section 3.19 of the Company Disclosure Letter, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Company or the Company Subsidiary or, to the knowledge of the Company, against any officer, director or employee of the Company or the Company Subsidiary in such individual’s capacity as such.

(b)            To the knowledge of the Company, there is no order, writ, injunction or judgment of any Governmental Body (“Order”) outstanding against the Company or the Company Subsidiary that would reasonably be expected, individually or in the aggregate, to be material to the Company or the Company Subsidiary, taken as a whole.

3.20         Authority; Binding Nature of Agreement.

(a)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming that the representations and warranties of Parent and Purchaser set forth in Section 4.8 are accurate and that the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, to perform its obligations under this Agreement and consummate the Transactions. The execution, delivery and performance of this Agreement by the Company, and, assuming that the representations and warranties of Parent and Purchaser set forth in Section 4.8 are accurate and that the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, the consummation of the Transactions by the Company, have been duly authorized by the Board of Directors. Assuming that the representations and warranties of Parent and Purchaser set forth in Section 4.8 are accurate, that the Minimum Condition is satisfied and that the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, (i) no vote of the Company’s stockholders is necessary to authorize or adopt this Agreement or to consummate the Transactions, and (ii) except for filing the certificate of merger with the Secretary of State of the State of Delaware in accordance with Section 2.3(b), no additional corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement by the Company or the consummation of the Transactions by the Company. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except insofar as such enforceability may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability relating to or affecting creditors’ rights, or (B) general equitable principles.

(b)            The Board of Directors, at a meeting duly called and held at which all directors of the Company were present, has duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (ii) approving and declaring advisable this Agreement and the Transactions; (iii) resolving that the Merger shall be effected under Section 251(h) of the DGCL and (iv) recommending that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent.

3.21         Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL will be inapplicable to the execution, delivery and performance of this Agreement. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law or any similar anti-takeover provision in the Company’s certificate of incorporate or bylaws is, or at the Effective Time will be, applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby.

3.22         Non-Contravention; Consents.

(a)            Assuming compliance with the applicable provisions of the DGCL, the rules and regulations of the SEC and Nasdaq and the filing requirements of any applicable Antitrust Laws of any foreign jurisdiction, and assuming the receipt of any required Consents under any Antitrust Laws of any foreign jurisdiction, the execution and delivery of this Agreement by the Company do not and the consummation of the Transactions by the Company will not (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or the Company Subsidiary; (ii) cause a violation by the Company or the Company Subsidiary of any Legal Requirement or Order applicable to the Company or the Company Subsidiary; (iii) conflict with, result in a breach by the Company or the Company Subsidiary of or constitute a default by the Company or the Company Subsidiary under (or an event that with notice or lapse of time or both would become a default by the Company or the Company Subsidiary under), or give rise to any right of termination, cancellation or acceleration or the loss of any benefit to which the Company or the Company Subsidiary is entitled under, any Specified Contract; or (iv) result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of the Company or the Company Subsidiary, except, in each case of the foregoing clauses (ii), (iii) and (iv), as would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect (provided, that clause (ii) of the definition of Material Adverse Effect shall be disregarded for purposes of this Section 3.22(a)).

(b)            Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the rules and regulations of the SEC and Nasdaq, and the Antitrust Laws of any foreign jurisdiction, the Company and the Company Subsidiary are not required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other Transactions, except those notices, filings or Consents the failure to give, make or obtain which would not reasonably be expected, individually or in the aggregate, to constitute a Material Adverse Effect.

3.23         Opinion of Financial Advisor. On or prior to the date of this Agreement, the Board of Directors has received the opinion of Barclays Capital Inc., as financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than Parent, Purchaser and their respective wholly owned Subsidiaries) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will promptly make available to Parent solely for informational purposes a signed copy of such opinion as soon as reasonably practicable following the date of this Agreement.

3.24         Brokers and Other Advisors. Except for Barclays Capital Inc., the fees and expenses of which will be paid by the Company, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission (or the reimbursement of expenses in connection therewith) in connection with the Transactions based upon arrangements made by or on behalf of the Company or the Company Subsidiary. The Company has furnished to Parent a true and complete copy of any Contract between the Company and Barclays Capital Inc. pursuant to which Barclays Capital Inc. could be entitled to any payment from the Company or the Company Subsidiary relating to the Transactions.

3.25         Related Party Transactions. No present or former director or executive officer of the Company or the Company Subsidiary, nor any of such Person’s Affiliates or immediate family members (each of the foregoing, a “Related Party”), is a party to any Contract with or binding upon the Company or the Company Subsidiary or any of their respective properties or assets or has any interest in any property owned by the Company or the Company Subsidiary or has engaged in any transaction with any of the foregoing within the last twelve (12) months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S K that has not been so disclosed.

3.26         No Harassment Warranty. Except as set forth on Section 3.26 of the Company Disclosure Letter, to the knowledge of the Company, within the last five (5) years of the date of this Agreement, no allegation of sexual harassment, gender-based harassment or workplace violence has been made against any Company Associate having the title of Vice President or above, and the Company is not currently seeking, and within the last five (5) years of the date of this Agreement has not entered into, any settlement agreement that relates primarily to an allegation of sexual harassment, gender-based harassment or workplace violence committed by any Company Associate.

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant to the Company that:

4.1            Due Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of Sweden. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Purchaser has all organizational power and authority required to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used, except where the failure to have such power or authority does not constitute, and would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.

4.2            Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities, conducted any operations or incurred any liabilities or obligations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding shares of capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3            Authority; Binding Nature of Agreement. Each of Parent and Purchaser has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. Parent and Purchaser have each, through all requisite organizational action, (a) duly approved and declared advisable this Agreement and the Transactions (including the Offer and the Merger), and (b) duly authorized the execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation of the Transactions by Parent and Purchaser. Immediately following the execution and delivery of this Agreement by the Parties, Parent, in its capacity as Purchaser’s sole stockholder, will duly adopt this Agreement and approve the Transactions by consent in lieu of a meeting of stockholders pursuant to and in accordance with Section 228 of the DGCL and in accordance with the certificate of incorporation and bylaws of Purchaser. No other vote of Parent’s or Purchaser’s stockholders is necessary to authorize or approve this Agreement or to consummate the Transactions, and, except for filing the certificate of merger with the Secretary of State of the State of Delaware in accordance with Section 2.3(b), no additional organizational action or proceeding on the part of Parent or Purchaser is necessary to authorize the execution, delivery or performance of this Agreement by Parent or Purchaser or the consummation of the Transactions by Parent or Purchaser. This Agreement has been duly executed and delivered by each of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Purchaser and is enforceable against each of Parent and Purchaser in accordance with its terms, except insofar as such enforceability may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability relating to or affecting creditors’ rights, or (ii) general equitable principles.

4.4            Non-Contravention; Consents.

(a)            Assuming compliance with the applicable provisions of the DGCL, the execution and delivery of this Agreement by Parent and Purchaser do not and the consummation of the Transactions by Parent and Purchaser will not (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or comparable organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or Order applicable to Parent or Purchaser; or (iii) conflict with, result in a breach by Parent or Purchaser of or constitute a default by Parent or Purchaser under (or an event that with notice or lapse of time or both would become a default by Parent or Purchaser under), or give rise to any right of termination, cancellation or acceleration or the loss of any benefit to which Parent or Purchaser is entitled under, any Contract to which Parent or Purchaser is party or by which Parent or Purchaser is bound, except, in each case of the foregoing clauses (ii) and (iii), as would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws or the DGCL, neither Parent nor Purchaser is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those notices, filings or Consents the failure to give, make or obtain which would not constitute or reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.

4.5            Disclosure.

(a)            The Offer Documents will, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5(a) will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Company (or by any Representative of the Company on behalf of the Company) specifically for inclusion therein.

(b)            None of the information with respect to Parent, Purchaser or any of their respective Subsidiaries supplied (or to be supplied) by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9 or any other Company Disclosure Document will, (i) at the time such document is filed with the SEC, (ii) at any time such document is amended or supplemented or (iii) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6            Absence of Litigation. There is no Legal Proceeding pending and served (or, to the knowledge of Parent, pending and not served or threatened in writing) against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, constitute a Parent Material Adverse Effect. To the knowledge of Parent, neither Parent nor Purchaser is subject to any consent decree, settlement agreement or similar written agreement with any Governmental Body, or to any Order, except as would not, and would not reasonably be expected to, individually or in the aggregate, constitute a Parent Material Adverse Effect.

4.7            Funds. Parent has as of the date of this Agreement and will have at all times through the Effective Time (and Parent will make available to Purchaser in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable on the third (3rd) business day following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to (a) holders of Company Equity Awards following the Effective Time pursuant to Section 2.8 and (b) holders of Company Pre-Funded Warrants following the Offer Acceptance Time pursuant to Section 2.9.

4.8            Ownership of Shares. Neither Parent nor Purchaser is, or has at any time during the past three (3) years been, an “interested stockholder” of the Company (as such term is defined in Section 203(c) of the DGCL). Except as contemplated by this Agreement, neither Parent nor Purchaser own (within the meaning of Section 203 of the DGCL), and at no time during the past three (3) years has Parent or Purchaser owned (within the meaning of Section 203 of the DGCL), any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for, or other rights to acquire, shares of the Company’s capital stock.

4.9            Brokers and Other Advisors. Except for MTS Health Partners, L.P. and other Persons (if any) whose fees, commissions and expenses will be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission (or the reimbursement of expenses in connection therewith) in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser or any of their respective Subsidiaries.

4.10         Acknowledgement by Parent and Purchaser.

(a)            Parent and Purchaser (on their own behalf and on behalf of each other Parent Related Party) acknowledge and agree that none of Parent, Purchaser or any other Parent Related Party is relying on or has relied on any representations or warranties of any kind or nature (whether express, implied or statutory) regarding the Company or the Company Subsidiary (including the business, operations, assets, rights, liabilities or obligations thereof), the Transactions, the subject matter of this Agreement or any other matter related hereto or thereto (including any information, documents or materials provided or made available, whether in a “data room” or otherwise, to Parent, Purchaser or any other Parent Related Party in contemplation of or in connection with this Agreement or the Transactions), except for the representations and warranties of the Company expressly set forth in Section 3. Each of Parent and Purchaser (on their own behalf and on behalf of each other Parent Related Party) understands, acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Section 3, neither the Company nor any other Company Related Party, has made or is making any representations or warranties of any kind or nature (whether express, implied or statutory) in connection with this Agreement or the Transactions (including with respect to the accuracy or completeness of any information, documents or materials provided or made available, whether in a “data room” or otherwise, to Parent, Purchaser or any other Parent Related Party in contemplation of or in connection with this Agreement or the Transactions), and all such representations and warranties are hereby specifically disclaimed.

(b)            In connection with the due diligence investigation of the Company and the Company Subsidiary by Parent, Purchaser and the other Parent Related Parties, Parent, Purchaser and the other Parent Related Parties may have received and may continue to receive after the date hereof from the Company and the other Company Related Parties certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company or the Company Subsidiary and their respective businesses and operations. Parent and Purchaser (on their own behalf and on behalf of each other Parent Related Party) hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that none of Parent, Purchaser or any other Parent Related Party will have any claim against the Company or any other Company Related Party or any other Person with respect thereto unless (and then only to the extent that) any such information is expressly included in a representation or warranty contained in Section 3. Accordingly, without limiting Section 4.10(a), Parent and Purchaser (on their own behalf and on behalf of each other Parent Related Party) hereby acknowledge and agree that neither the Company or the Company Subsidiary nor any other Company Related Party, nor any other Person, has made or is making, and none of Parent, Purchaser or any other Parent Related Party has relied or is relying upon, any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans, unless (and then only to the extent that) such information is expressly included in a representation or warranty contained in Section 3.

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1            Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), on reasonable advance notice to the Company, the Company shall, and shall cause the Company Subsidiary and the respective Representatives of the Company and the Company Subsidiary to, provide Parent, Purchaser and their respective Representatives with (a) reasonable access during normal business hours of the Company and the Company Subsidiary to the Company’s and the Company Subsidiary’s assets, personnel and designated Representatives (which shall include auditors of Company and the Company Subsidiary) and to all existing books, records, documents and information (including Tax Returns) relating to the Company and the Company Subsidiary in the possession of the Company and the Company Subsidiary, and (b) copies of such existing books, records, documents and information, in each case of the foregoing clauses (a) and (b), to the extent reasonably requested by Parent for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access (i) shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and the Company Subsidiary and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiary or create a material risk of damage or destruction to any assets or property, and (ii) shall be subject to the Company’s and the Company Subsidiary’s reasonable security measures and insurance requirements. Nothing herein shall require the Company or the Company Subsidiary to provide Parent or Parent’s Representatives with access to, or to disclose to Parent or Parent’s Representatives or provide Parent or Parent’s Representatives with copies of, any books, records, documents or information if (A) such access, disclosure or provision would, in the Company’s reasonable discretion (I) be detrimental to the Company’s or the Company Subsidiary’s business or operations, (II) jeopardize any attorney-client or other legal privilege (so long as the Company and the Company Subsidiary have reasonably cooperated with Parent to permit such access to or disclosure of such information on a basis that does not waive such privilege with respect thereto), or (III) contravene any Legal Requirement or fiduciary duty or any Contract entered into prior to the date of this Agreement, (B) such books, records, documents or information is reasonably pertinent to Legal Proceedings in which the Company or any of its Affiliates, on the one hand, and Parent, Purchaser or any of their respective Affiliates, on the other hand, are adverse parties, or (C) subject to and without limiting the obligations of the Company pursuant to Section 5.3 and Section 6.1, such books, records, documents or information relate to (I) the negotiation or execution of this Agreement, or the actions or discussions of the Board of Directors (or any committee thereof) with respect thereto, or (II) any Acquisition Proposal (whether made or received before or after the execution of this Agreement) or Company Adverse Recommendation Change, or the actions or discussions of the Board of Directors (or any committee thereof) with respect thereto. No investigation by Parent, Purchaser or their Representatives shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or Purchaser pursuant to this Agreement. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall cause its Subsidiaries and direct its and their respective Representatives to comply with, all of Parent’s obligations under that certain Non-Disclosure Agreement, dated October 29, 2024, between the Company and Parent (the “Confidentiality Agreement”).

5.2            Operation of the Company’s and the Company Subsidiary’s Business.

During the Pre-Closing Period, except (w) as specifically required or specifically permitted by this Agreement or as required by Legal Requirements or Orders, (x) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (y) as set forth in Section 5.2 of the Company Disclosure Letter:

(a)            the Company shall, and shall cause the Company Subsidiary to, use its reasonable best efforts to conduct its business in all material respects in the ordinary course consistent with past practice and use reasonable best efforts to (i) preserve intact its business organization, (ii) preserve its assets, rights and properties in good repair and condition, (iii) maintain the Company’s Intellectual Property Rights, (iv) keep available the services of its current officers, employees and consultants, (v) winddown clinical trial programs associated with all indications other than CDD in accordance with the winddown-related actions set forth on Section 5.2(a) of the Company Disclosure Letter (the “Winddown Schedule”), (vi) preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it and (vii) prepare for and cooperate with the FDA or other applicable Governmental Body in connection with any meetings with such entities; and

(b)            without limiting the generality of the foregoing clause (a), the Company shall not, and shall cause the Company Subsidiary not to:

(i)              (A) establish a record date for, declare, set aside or pay any dividend, or make any other distribution, in respect of any shares of the Company’s capital stock (including the Shares) or other equity interests, or (B) repurchase, redeem or otherwise reacquire any shares of the Company’s capital stock (including the Shares), or any other equity interests, including rights, warrants or options to acquire any shares of the Company’s capital stock, other than (I) repurchases of Shares pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a Company Associate upon termination of such Company Associate’s employment or engagement by the Company, (II) acquisitions of Company Equity Awards in connection with the forfeiture thereof in accordance with the terms of the applicable award agreement or the 2014 Company Equity Plan or 2024 Company Equity Plan, (III) in connection with the surrender, retention or withholding of Shares to satisfy the exercise price or Tax obligations with respect to Company Equity Awards, (IV) in connection with the surrender of all or a portion of any Company Pre-Funded Warrant pursuant to the terms thereof, or (V) as required by the Company Pre-Funded Warrants;

(ii)              split, combine, subdivide, reclassify or otherwise amend the terms of any shares of capital stock or other equity interests of the Company or the Company Subsidiary (including the Shares) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(iii)            sell, issue, grant, deliver, transfer, pledge or encumber (other than pursuant to a Permitted Encumbrance) (A) any capital stock, other equity interest or other voting security of the Company or the Company Subsidiary (except that the Company may issue Shares as required to be issued upon the vesting of Company RSUs or the exercise of Company Pre-Funded Warrants or Company Options outstanding as of the date of this Agreement), (B) any Company Equity Award or any option, call, warrant or right to acquire any capital stock, other equity interest or other voting security of the Company or the Company Subsidiary, (C) any instrument convertible into or exchangeable for any capital stock, other equity interest or other voting security of the Company or the Company Subsidiary or (D) any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of Shares, including pursuant to Contracts as in effect on the date hereof;

(iv)            except as contemplated by Section 2.8 or expressly required under any Employee Plan as in effect on the date of this Agreement, (A) establish, adopt, terminate or amend any Employee Plan, (B) grant to any executive officer or director of the Company any increase in compensation, bonuses or other benefits, or grant to any other Company Associate any material increase in compensation, bonuses or other benefits inconsistent with past practice, (C) enter into any change-in-control or similar agreement with any Company Associate, (D) enter into or materially amend (I) any employment, consulting, severance or other material agreement with any executive officer or director of the Company, (II) any employment, consulting, severance or other material agreement with any employee of the Company or the Company Subsidiary whose annual base salary exceeds, or would exceed, $200,000, or (III) any consulting agreement with any individual who is an independent contractor and whose annual compensation exceeds, or would exceed, $200,000, (E) hire or engage any Company Associate whose annual compensation would exceed $200,000, (F) terminate any Company Associate or otherwise cause any Company Associate to resign, in each case other than (I) in the ordinary course of business consistent with past practice or (II) for cause or poor performance (documented in accordance with the Company’s past practices) or (G) adopt or enter into any collective bargaining agreement or other labor union contract; provided, however, that the Company and the Company Subsidiary may (1) amend any Employee Plan to the extent required by Legal Requirements or Orders, and (2) make usual and customary quarterly bonus payments in the ordinary course of business consistent with past practice in accordance with the bonus plans existing on the date of this Agreement;

(v)             amend or permit the adoption of any amendment to its certificate of incorporation or bylaws (or comparable organizational documents);

(vi)            enter into any joint venture, partnership or similar profit sharing arrangement;

(vii)            enter into any new line of business outside of its existing business;

(viii)           make any capital expenditure, other than (A) capital expenditures that are provided for in the capital expenditure budget of the Company and the Company Subsidiary set forth on Section 5.2(b)(viii) of the Company Disclosure Letter, and (B) other capital expenditures (not provided for in such capital expenditure budget) that do not exceed $50,000 individually or $100,000 in the aggregate during any fiscal year;

(ix)             acquire, in a single transaction or a series of related transactions (whether by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means), (A) any business or Entity or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiary, other than inventory acquired in the ordinary course of business consistent with past practice;

(x)              lease (as lessor), license (as licensor), sublicense (as sublicensor), sell, divest, spin-off, abandon, waive, relinquish, permit to lapse (other than any Intellectual Property Right expiring at the end of its statutory term), transfer, assign or otherwise dispose of, or pledge or create any material Encumbrance (other than Permitted Encumbrances) on, any material asset or material property of the Company or the Company Subsidiary except, in each case, (A) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiary or (B) in connection with the winding down of the Company’s clinical trials; provided, that no action taken pursuant to clause (B) shall subject the Surviving Corporation, Parent or Purchaser to ongoing obligations or liabilities following the Effective Time;

(xi)             enter into any new lease or amend the terms of any existing lease of real property;

(xii)            lend money or make capital contributions or advances to, or make investments in, any Person, except for (A) immaterial advances to (I) employees or consultants for travel or other business-related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s and the Company Subsidiary’s policies related thereto, or (II) directors or officers in accordance with the Company’s or the Company Subsidiary’s advancement obligations to such Persons pursuant to the certificate of incorporation and bylaws of the Company in effect as of the date hereof, or (B) loans, capital contributions or advances to, or investments in, the Company or the Company Subsidiary;

(xiii)           (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness, (B) cancel any material Indebtedness owed to the Company or its Subsidiary or (C) waive, release, grant or transfer any right of material value;

(xiv)           (A) amend or modify in any respect, or voluntarily terminate, any Specified Contract other than any such amendments or modifications that would reduce costs for the Company; provided, that in each case no action taken pursuant to this clause (A) shall impact in any manner the Company’s ongoing clinical trials with respect to CDKL5 deficiency disorder (“CDD”), or (B) enter into any Contract that, if entered into prior to the date hereof, would have been a Specified Contract;

(xv)            renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or its Subsidiary;

(xvi)           except as required by Legal Requirements or Orders or in the ordinary course of business consistent with past practice, (A) adopt or make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) make, rescind or change any material Tax election; (C) file any material amended Tax Return or any income Tax Return materially inconsistent with past practice (to the extent a position was previously taken with respect to an item); (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; (F) waive or extend the statute of limitations with respect to a material amount of Tax or material Tax Return (other than any such extension that arises solely as a result of an extension of time to file a Tax Return obtained in the ordinary course of business); (G) enter into any material closing, voluntary disclosure or similar agreement with a Governmental Body with respect to a material amount of Tax or material Tax Return; or (H) fail to pay a material amount of Taxes when due;

(xvii)          settle, release, waive or compromise any Legal Proceeding or claim (or threatened Legal Proceeding or claim) against the Company or the Company Subsidiary; provided, that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company or its directors or officers relating to the Transactions (including demands for appraisal of Shares pursuant to Section 262 of the DGCL) shall be subject to Section 2.7 or Section 6.5, as applicable;

(xviii)        commence any Legal Proceeding (other than a Legal Proceeding as a result of a Legal Proceeding commenced against the Company or its Subsidiary);

(xix)           adopt or implement any stockholder rights plan or enter into any agreement, understanding or other arrangement with respect to the voting of shares of the Company or the Company Subsidiary;

(xx)            adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Company or the Company Subsidiary;

(xxi)           fail to keep in force material insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiary that are not materially less favorable as those currently in effect;

(xxii)          take any action (or omit to take any action) if such action (or omission) could reasonably be expected to materially impact in any adverse manner the Company’s ongoing clinical trials with respect to CDD; or

(xxiii)         authorize any of, or agree or commit to take any of, the actions described in the foregoing clauses (i) through (xxii) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company or the Company Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and the Company Subsidiary’s respective operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Purchaser shall be required with respect to any matter set forth in this Section 5.2 or elsewhere in this Agreement to the extent that the requirement of such consent would reasonably be expected to violate any Legal Requirement.

5.3           No Solicitation.

(a)           For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are similar and not materially less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement, (ii) includes a “standstill” or similar provision and (iii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Agreement. The Company shall provide Parent a redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 5.3.

(b)           Except as permitted by this Section 5.3, the Company shall, and shall cause the Company Subsidiary and shall direct their respective Representatives to, (i) immediately cease and cause to be terminated any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing on the date of this Agreement with respect to an Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (ii) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal, (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Board of Directors has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Board of Directors in compliance with this Section 5.3 and (II) would constitute a breach of its fiduciary duties to the stockholders of the Company under Legal Requirement) and (iv) during the Pre-Closing Period, the Company shall not and shall cause the Company Subsidiary and shall direct their respective Representatives not to, (A) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person (other than Parent, Purchaser or their respective Representatives) any non-public information, or otherwise cooperate in any way with such Person, in connection with or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; provided, that nothing in this Section 5.3(b) or elsewhere in this Agreement shall restrict or prohibit the Company from entering into an Acceptable Confidentiality Agreement or from informing any Person of the terms of this Section 5.3; provided, further, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Board of Directors has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Board of Directors in compliance with this Section 5.3 and (II) would constitute a breach of its fiduciary duties to the stockholders of the Company under Legal Requirements.

(c)           Notwithstanding anything contained in Section 5.3(b) or any other provision of this Agreement to the contrary, if, at any time on or after the date of this Agreement and prior to the Offer Acceptance Time, the Company or the Company Subsidiary or any of their respective Representatives receives an Acquisition Proposal from any Person or group of Persons that the Board of Directors believes in good faith to be bona fide, which Acquisition Proposal did not result from a material breach of this Section 5.3, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons solely to clarify the terms and conditions thereof (including, in the case of an Acquisition Proposal made orally, to request that such Acquisition Proposal be made in writing) or inform such Person or group of Persons of the terms of this Section 5.3, and (ii) if the Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, that (x) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and (y) that the failure to take the actions referred to in clause (A) or (B) below would constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Legal Requirements, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiary to the Person or group of Persons who has made such Acquisition Proposal and to such Person’s or group of Persons’ Representatives (provided, that the Company shall as promptly as reasonably practicable, and in any event within one (1) business day, provide to Parent any non-public information concerning the Company and the Company Subsidiary that is provided to any such Person or Representative to the extent access to such information was not previously provided to Parent or its Representatives, provided further, that any non-public information so provided to Parent shall be subject to the terms of the Confidentiality Agreement), and (B) engage or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and such Person’s or group of Persons’ Representatives. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.3(c), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company.

(d)           During the Pre-Closing Period, the Company shall (i) promptly (and in any event within twenty-four (24) hours after receipt) notify Parent if any inquiries, proposals or offers with respect to, an Acquisition Proposal, or any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to an Acquisition Proposal, are received by the Company or the Company Subsidiary, (ii) promptly (and in any event within one (1) day of receipt) provide to Parent a summary of the material terms and conditions of any Acquisition Proposal so received, or of any indication, inquiry, request, proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, along with (A) the facts surrounding any such Acquisition Proposal, indication, inquiry, request, proposal or offer, (B) the identity of the Person making any such indication, inquiry, request, proposal or offer, and (C) a copy of any written proposal, offer or draft agreement provided by such Person, and (iii) keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment, modification, development, discussion or negotiation) of any material developments, discussions or negotiations regarding any Acquisition Proposal. All information provided to Parent pursuant to this Section 5.3(d) shall be subject to the terms of the Confidentiality Agreement.

(e)           Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company (or the Board of Directors) from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by Legal Requirements, or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that, subject to Section 6.1(c), this Section 5.3(e) shall not be construed to permit the Board of Directors to make a Company Adverse Recommendation Change except to the extent permitted by Section 6.1(b).

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1           Company Board Recommendation.

(a)           Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw (or modify, qualify or amend in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify, qualify or amend in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, endorse, recommend or declare advisable, any Acquisition Proposal or (C) resolve, agree or propose to take any such actions (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, endorse, recommend or declare advisable or publicly propose to approve, endorse, recommend or declare advisable, or allow the Company to execute or enter into, any Contract with respect to any Acquisition Proposal that requires, or is reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b)           Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(i)           in response to an Acquisition Proposal, (x) the Board of Directors may make a Company Adverse Recommendation Change, or (y) the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Definitive Acquisition Agreement with respect to such Acquisition Proposal, in each case, if (and only if) prior to taking such action: (A) the Acquisition Proposal is not related to a breach by the Company of its obligations under Section 5.3; (B) the Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, that (1) such Acquisition Proposal constitutes a Superior Offer and (2) that failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of the Company under the Legal Requirements; (C) the Company gives Parent written notice of its intention to make such Company Adverse Recommendation Change or so terminate this Agreement at least five (5) business days prior to making such Company Adverse Recommendation Change or so terminating this Agreement (such five (5)-business day period, the “Negotiation Period”) (which notice shall not constitute a Company Adverse Recommendation Change or a termination of this Agreement), and the Company provides to Parent a summary of the material terms and conditions of such Acquisition Proposal in accordance with Section 5.3(d); (D) the Company affords Parent the opportunity during the Negotiation Period to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer; and (E) after considering in good faith the proposals made in writing by Parent during the Negotiation Period (if any), the Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, that (1) such Acquisition Proposal continues to constitute a Superior Offer and (2) that failure to make a Company Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of the Company under the Legal Requirements; provided, that if any material amendment is made to the financial or other material terms of such Acquisition Proposal, then the Company shall be required to comply again with the foregoing clauses (C) through (E) with respect to such amended Acquisition Proposal, except that the references to “five (5) business days” and “five (5)-business period” in clause (B) shall be deemed to be replaced by “three (3) business days” and “three (3)-business day period”, respectively (and the term “Negotiation Period” shall be construed accordingly); and

(ii)           in response to an Intervening Event, the Board of Directors may make a Company Adverse Recommendation Change if: (A) the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to make such Company Adverse Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of the Company under the Legal Requirements; (B) the Company provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it and the Company keeps Parent reasonably informed of developments with respect to such Intervening Event; (C) the Company gives Parent written notice of its intention to make such Company Adverse Recommendation Change at least five (5) business days prior to making such Company Adverse Recommendation Change and specifies the reasons therefor (such five (5)-business day period, the “Discussion Period”); (D) the Company affords Parent the opportunity during the Discussion Period to propose revisions to the terms of this Agreement or make another proposal that would eliminate the need for the Board of Directors to make such Company Adverse Recommendation Change; and (E) after considering in good faith the proposals made in writing by Parent during the Discussion Period (if any), the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to make such Company Adverse Recommendation Change would continue to result in a breach of its fiduciary duties to the stockholders of the Company under the Legal Requirements.

(c)           Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Recommendation Change and shall not require compliance with the procedures set forth in this Section 6.1.

6.2           Governmental Filings, Consents and Approvals.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each Party shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under, pursuant to or in connection with applicable Antitrust Laws to consummate and make effective, as expeditiously as possible (but in no event later than the End Date), the Offer, the Merger and the other Transactions, including (i) (A) the obtaining of all necessary actions (or non-actions), decisions, orders and Consents from Governmental Bodies under, pursuant or in connection with Antitrust Laws, and (B) the expiration or termination of any applicable waiting periods under the Antitrust Laws of any foreign jurisdiction; (ii) the making of all registrations, declarations, notifications and filings, and the taking of all reasonable steps, as may be necessary to (A) obtain any such action (or non-action), decision, order or Consent from any such Governmental Body or the expiration or termination of any such waiting period, or (B) otherwise avoid a Legal Proceeding by any Governmental Body under, pursuant to or in connection with any Antitrust Law, and (iii) the defending, contesting or appealing of any Legal Proceeding under, pursuant to or in connection with any Antitrust Law that challenges this Agreement or the consummation of the Transactions, including to avoid entry of, or have vacated, reversed or otherwise terminated, any decree, stay, temporary restraining order or other Order (whether temporary, preliminary or permanent) that could restrain, delay or prevent the consummation of the Transactions; provided, that the duty to defend, contest, or appeal such Legal Proceeding under this clause (iii) shall apply only to the Purchaser.

(b)           In furtherance of and not in limitation of the foregoing, Parent and Purchaser agree to, and Parent agrees to cause each of its Subsidiaries (including Purchaser) to, promptly take any and all steps necessary to avoid, remove or eliminate each and every impediment to the consummation of the Transactions that arises under, pursuant to or in connection with Antitrust Laws, so as to enable the Offer, the Merger and the other Transactions to be consummated as expeditiously as possible (but in no event later than fifteen (15) business days prior to the End Date), including (i) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Body or with any other Person, (ii) agreeing to sell, divest or otherwise convey, license or hold separate any asset (including any Intellectual Property Right, product or product candidate), equity holding or business of the Company and the Company Subsidiary, (iii) permitting the Company and the Company Subsidiary to sell, divest or otherwise convey, license or hold separate any asset (including any Intellectual Property Right, product or product candidate), equity holding or business of the Company or the Company Subsidiary, (iv) terminating or modifying any existing relationship, contractual right or obligation of the Company and the Company Subsidiary, (v) terminating or modifying any joint venture or other arrangement of the Company and the Company Subsidiary, (vi) creating any relationship, contractual right or obligation of the Company and the Company Subsidiary, (vii) effectuating any other change or restructuring of the Company and the Company Subsidiary and (viii) in the case of any action by or with respect to the Company or the Company Subsidiary, consenting to such action by or with respect to the Company or the Company Subsidiary (including any consents required under this Agreement with respect to such action); provided, that any action by or with respect to the Company or the Company Subsidiary may, at the discretion of the Company, be conditioned upon the consummation of the Merger, and nothing in this Agreement shall obligate the Company or the Company Subsidiary to take or agree to take any of the foregoing actions (including entering into any settlement, undertaking, consent decree, stipulation or other agreement with any Governmental Body) that is not conditioned upon the consummation of the Merger; provided further that, notwithstanding anything in this Section 6.2 (or elsewhere in this Agreement) to the contrary, Parent and Purchaser shall not be obligated to take any action, including any action contemplated by Section 6.2(b), (i) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of Parent, Purchaser, the Company and their respective Subsidiaries taken as a whole after giving effect to the Transactions contemplated by this Agreement (it being understood that, for purposes of this clause Parent, Purchaser, the Company and their respective Subsidiaries, taken as a whole and after giving effect to the Merger, shall be deemed to be the same size as the Company and the Company Subsidiary), (ii) with respect to KKR & Co. Inc. and Kohlberg Kravis Roberts & Co. L.P. (each, “KKR”) and their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, KKR or any portfolio company (as such term is commonly understood in the private equity industry) or investment of KKR or (iii) with respect to Impilo AB and Impilo Healthcare AB (each, “Impilo”) and their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Impilo or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Impilo, Parent and Purchaser agree not to, and Parent agrees to cause each of its Subsidiaries and other Affiliates (including Purchaser) not to, (A) withdraw any filing made under any Antitrust Law, (B) otherwise extend, directly or indirectly, any waiting period under any Antitrust Law, or (C) enter into any agreement with a Governmental Body to delay or not consummate the Offer, the Merger or any of the other Transactions, in each case except with the prior written consent of the Company.

(c)           Parent and Purchaser agree not to, and Parent agrees to cause its Subsidiaries (including Purchaser) not to, acquire or agree to acquire (through acquisition, merger, consolidation, other business combination, license, joint venture, collaboration or otherwise) any right, interest, asset (including any Intellectual Property Right, product or product candidate), share of stock, equity interest, security, business or Entity (or division thereof), enter into any Contract, arrangement or relationship or take any other action, if such acquisition, Contract, arrangement, relationship or action could (i) prevent, materially delay or materially impede the obtaining of, or materially adversely affect the ability of Parent or its Subsidiaries to procure, any action (or non-action), decision, order or Consent of any Governmental Body, or the expiration or termination of any applicable waiting period, necessary to consummate the Offer, the Merger or the other Transactions, (ii) materially increase the risk of any Governmental Body seeking or entering an Order preventing (whether temporarily, preliminarily, permanently or otherwise) the acceptance of or payment for Shares pursuant to the Offer or the consummation of the Merger or the other Transactions, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise, (iv) materially delay or prevent the consummation of the Transactions, or (v) cause Parent, Purchaser or the Company to be required to obtain any additional action (or non-action), decision, order or Consent under any Legal Requirements with respect to the Offer, the Merger or the other Transactions.

(d)           Subject to the terms and conditions of this Agreement, (i) Parent shall (and shall cause its controlled Affiliates, if applicable, to), with the reasonable assistance of the Company, promptly, but in no event later than twenty (20) business days after the date of this Agreement, file any notifications or filings required under the Antitrust Laws of any foreign jurisdiction in connection with the Transactions, and (ii) each of the Parties shall (and shall cause its controlled Affiliates, if applicable, to) reasonably cooperate with the other Parties in (A) determining whether any other registrations, declarations, notifications or filings are required to be made with, or any other actions (or non-actions), decisions, orders or Consents are required to be obtained from, any Governmental Bodies in connection with the Transactions, and (B) promptly preparing and submitting any such other required registrations, declarations, notifications or filings and seeking any such other required actions (or non-actions), decisions, orders or Consents. Each Party shall as promptly as reasonably practicable supply all information, documentation or testimony that may be requested from such Party by any Governmental Body in connection with any required registration, declaration, notification, filing, action (or non-action), decision, order or Consent, including information, documentation or testimony that may be requested by any such Governmental Body in furtherance of its evaluation of the Transactions under applicable Antitrust Laws or other Legal Requirements. Parent and Purchaser shall be responsible for and pay all filing fees under the applicable Antitrust Laws of foreign jurisdictions.

(e)           Without limiting the generality of anything contained in this Section 6.2, each Party shall (i) give the other Parties prompt notice of the receipt of any request by any Governmental Body, or the commencement of any inquiry, investigation, action or other Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any material communication to or from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) on request, promptly furnish to the other Parties copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement or Order, permit authorized Representatives of the other Parties to be present at each meeting or conference with any Governmental Body or any members of a Governmental Body’s staff (or, in the case of any such inquiry, investigation, action or Legal Proceeding brought by a third party that is not a Governmental Body, with such third party or any of its Representatives) relating to such request, inquiry, investigation, action or Legal Proceeding. Without limiting the generality of the foregoing, each Party may, as it deems advisable and necessary, designate any competitively sensitive information or materials provided to any other Party under this Section 6.2 as “outside counsel only.” Such information and materials (including the information contained therein) shall be given only to the outside counsel of the recipient (and to consultants retained by such outside counsel) and will not be disclosed by such outside counsel (or such consultants) to employees, officers, managers or directors of the recipient (or any of its Subsidiaries or other Affiliates) without the prior written consent of the Party providing such information and materials. Notwithstanding anything to the contrary in this Section 6.2(e), for the avoidance of doubt, the rights and obligations set forth in this Section 6.2(e) shall not apply with respect to any Legal Proceeding described in Section 2.7 or Section 6.5, which shall instead be subject to Section 2.7 or Section 6.5, as applicable.

6.3           Employee Benefits.

(a)           For a period of at least one (1) year following the Effective Time, Parent shall provide, or cause to be provided, to each individual who is employed by the Company or the Company Subsidiary as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) immediately after the Effective Time (each, a “Continuing Employee”) (i) an annual base salary (or hourly base wage, as the case may be) and short-term cash incentive compensation opportunities that are each the same as the annual base salary (or hourly base wage, as the case may be) and short-term cash incentive opportunities provided to such Continuing Employee by the Company and the Company Subsidiary immediately prior to the Effective Time, (ii) severance payments and benefits that are no less favorable than the severance payments and benefits for which such Continuing Employee would have been eligible from the Company and the Company Subsidiary as of immediately prior to the Effective Time, and (iii) other compensation and employee benefits (excluding, for this purpose, equity, equity-based or other incentive compensation, defined benefit pension, nonqualified deferred compensation, retiree health and welfare benefits, and retention, change in control, sale, transaction or other similar compensation) that, in all material respects, are no less favorable, in the aggregate, than those provided to such Continuing Employee by the Company and the Company Subsidiary immediately prior to the Effective Time.

(b)          Without limiting the generality of the foregoing, Parent agrees that each Continuing Employee shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans as of the Effective Time (to the same extent such Continuing Employee was eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then each Continuing Employee shall be immediately eligible, without any waiting period, to participate in the corresponding health and welfare benefit plans of Parent, the Surviving Corporation or their respective Affiliates, to the extent that coverage under any such plan replaces coverage under a comparable Employee Plan in which such Continuing Employee participated immediately prior the Effective Time.

(c)           Parent shall ensure that, for all purposes under any benefit or compensation plan, policy or arrangement (including any vacation, sick leave, paid time-off or severance plan, policy or arrangement) of Parent or the Surviving Corporation (or any of their respective Affiliates) (other than with respect to defined benefit pension, nonqualified deferred compensation, incentive compensation, and retiree health or welfare benefits), each Continuing Employee shall be given credit for service prior to the Effective Time with the Company and the Company Subsidiary or their respective predecessors (which service, for such purposes, shall be treated as service with Parent). In addition, Parent and the Surviving Corporation shall use commercially reasonable efforts to credit each Continuing Employee with paid time off equal to the paid time off that such Continuing Employee had accrued, but had not used, with the Company and the Company Subsidiary as of immediately prior to the Effective Time. With respect to any health or welfare benefit plan of Parent or the Surviving Corporation (or any of their respective Affiliates) in which any Continuing Employee is eligible to participate as soon as reasonably practicable after the Effective Time, Parent shall, and shall use commercially reasonable efforts to cause the Surviving Corporation (and any other applicable Affiliate of Parent or the Surviving Corporation) to, (i) waive all limitations as to preexisting conditions, and all exclusions, waiting periods, actively-at-work requirements and evidence of insurability requirements, that would otherwise be applicable to such Continuing Employee and such Continuing Employee’s eligible dependents and beneficiaries, to the extent such limitations, exclusions, waiting periods or requirements were waived, satisfied or did not apply to such Continuing Employee or such Continuing Employee’s eligible dependents or beneficiaries under the corresponding Employee Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (ii) for purposes of deductibles, co-payments, co-insurance and out-of-pocket maximums and allowances, credit such Continuing Employee (and such Continuing Employee’s eligible dependents and beneficiaries) for any amounts paid prior to the Effective Time to the same extent that such amounts paid were recognized under the corresponding Employee Plan in which such Continuing Employee participated immediately prior to the Effective Time.

(d)           The provisions of this Section 6.3 are solely for the benefit of the Parties, and no Continuing Employee or other Person (including any dependent or beneficiary thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 6.3 or have the right to enforce the provisions of this Section 6.3. No provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise. Nothing in this Section 6.3 shall be construed to create a right in any Person (including any Continuing Employee) to employment with Parent, the Surviving Corporation or any of their respective Affiliates or to any compensation or benefits.

6.4           Indemnification of Officers and Directors.

(a)           For purposes hereof, each of the following individuals shall constitute an “Indemnified Person”: (i) each individual who is as of the date of this Agreement, or becomes prior to the Effective Time, a director or officer of the Company or the Company Subsidiary, (ii) each individual who has been, at any time prior to the date of this Agreement, a director or officer of the Company or the Company Subsidiary, (iii) each individual who is as of the date of this Agreement, or commences at any time prior to the Effective Time, serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another Entity (including service with respect to an employee benefit plan), and (iv) each individual who has, at any time prior to the date of this Agreement, served at the request of the Company or the Company Subsidiary as a director, officer or trustee of another Entity (including service with respect to an employee benefit plan).

(b)           For a period of six (6) years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of any Indemnified Person as provided in the certificate of incorporation, bylaws or other charter or organizational documents of the Company or the Company Subsidiary or in any indemnification agreement (as in effect on the date hereof and which has previously been made available to Parent) between such Indemnified Person and the Company (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger, (ii) shall continue in full force and effect in accordance with their terms after the Effective Time (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and (iii) shall not be amended, terminated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person to indemnification, advancement of expenses and exculpation from liabilities. Parent shall cause each of the Company and the Company Subsidiary to honor and perform its obligations thereunder.

(c)           Without limiting Section 6.4(b), from and after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted by Legal Requirements, indemnify and hold harmless each Indemnified Person against all losses, claims, liabilities, damages, judgments, fines, amounts paid in settlement, fees, costs and expenses (including fees and expenses of legal counsel) incurred in connection with any actual or threatened claim or Legal Proceeding (including with respect to this Agreement or the transactions or actions contemplated hereby or other matters existing or occurring at or prior to the Effective Time) based on, arising out of or pertaining to, in whole or in part, (i) the fact that the Indemnified Person is or was a director or officer of the Company or the Company Subsidiary or is or was serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another Entity (including service with respect to an employee benefit plan), (ii) acts or omissions by the Indemnified Person in the Indemnified Person’s capacity as a director or officer of the Company or the Company Subsidiary, (iii) acts or omissions by the Indemnified Person in the Indemnified Person’s capacity as a director, officer or trustee of another Entity (including service with respect to an employee benefit plan) while serving in such capacity at the request of the Company or the Company Subsidiary, or (iv) acts or omissions by the Indemnified Person taken at the request of the Company or the Company Subsidiary (including in connection with serving at the request of the Company or the Company Subsidiary as a director, officer or trustee of another Entity (including service with respect to an employee benefit plan)), in each case of the foregoing clauses (i), (ii), (iii) and (iv), whether asserted, commenced or claimed prior to, at or after the Effective Time. Without limiting the foregoing, from and after the Effective Time, in the event of any actual or threatened claim or Legal Proceeding of the type described in the foregoing sentence, (A) Parent and the Surviving Corporation shall, to the fullest extent permitted by Legal Requirements and without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Person incurred in connection with such actual or threatened claim or Legal Proceeding, subject to such Indemnified Person providing, if and only to the extent required by the DGCL, an undertaking to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right of appeal that such Indemnified Person is not entitled to indemnification for such expenses, and (B) Parent and the Surviving Corporation shall, and shall cause the Subsidiaries of the Surviving Corporation to, reasonably cooperate in the defense of such actual or threatened claim or Legal Proceeding. Parent and the Surviving Corporation shall not, and shall cause each Subsidiary of the Surviving Corporation not to, settle or compromise, or consent to entry of judgement in, any threatened or actual claim or Legal Proceeding for which indemnification could be sought by an Indemnified Person hereunder, unless such settlement, compromise or judgement includes an unconditional release of such Indemnified Person from all liability arising out of such claim or Legal Proceeding (or such Indemnified Person otherwise consents in writing to such settlement, compromise or judgement).

(d)           From the Effective Time until the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation shall maintain in effect, in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in relation to this Agreement or the transactions or actions contemplated hereby), the existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or the Company Subsidiary as of the date of this Agreement (the “Existing Policies”), for the benefit of those Indemnified Persons who are currently (or who become prior to the Effective Time) covered by the Existing Policies and with coverage no less than, and otherwise on terms (including with respect to coverage, deductibles, amounts and exclusions) that are no less favorable to the insured individuals than, the coverage and terms of the Existing Policies in effect as of the date of this Agreement; provided, however, in no event shall Parent or the Surviving Corporation be required to pay an aggregate annual premium for such policies in excess of 350% of the aggregate annual premium currently payable by the Company or the Company Subsidiary with respect to the Existing Policies (the “Maximum Annual Premium”); provided further, if the aggregate annual premium for such policies exceeds such Maximum Annual Premium, then Parent and the Surviving Corporation shall be obligated to obtain substitute policies (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance) with the greatest coverage available for an aggregate annual premium not exceeding the Maximum Annual Premium. At or prior to the Effective Time, the Company may, at its option, obtain a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in relation to this Agreement or the transactions or actions contemplated hereby), for the benefit of those Indemnified Persons who are currently (or become prior to the Effective Time) covered by the Existing Policies and with coverage no less than, and otherwise on terms that are not less favorable to the insured individuals than, the Existing Policies; provided, that in no event shall the aggregate annual premium for such “tail” policies exceed the Maximum Annual Premium. If such “tail” policies are obtained by the Company, (i) Parent and the Surviving Corporation shall maintain such policies in full force and effect for a period of not less than six (6) years from the Effective Time, and honor all obligations thereunder, and (ii) Parent’s and the Surviving Corporation’s compliance with the obligations set forth in the foregoing clause (i) shall be deemed to satisfy the obligations of Parent and the Surviving Corporation set forth in the first sentence of this Section 6.4(d).

(e)           In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers, conveys or otherwise disposes of all or substantially all of its properties and assets to any Person or effects any division or similar transaction, or (ii) Parent or any of its successors or assigns (or any Subsidiary thereof) dissolves the Surviving Corporation, then, in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume or succeed to the obligations set forth in this Section 6.4.

(f)           The provisions of this Section 6.4(i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and such Indemnified Person’s heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by Legal Requirements, this Section 6.4 may not be amended, altered, terminated or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person (or such Indemnified Person’s successors, assigns or heirs) without the prior written consent of the affected Indemnified Person.

(g)           Nothing in this Agreement is intended to, and nothing in this Agreement shall be construed to, waive or impair any rights with respect to directors’ and officers’ liability insurance claims or fiduciary liability insurance claims under any Existing Policy or any other policy that is or has been in existence with respect to the Company or the Company Subsidiary for any Indemnified Person, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims under such policies.

6.5           Stockholder Litigation. The Company shall promptly notify Parent in writing after becoming aware of any litigation brought, or to the knowledge of the Company threatened, by any of the stockholders of the Company (directly or on behalf of the Company) against the Company or its directors or officers relating to the Transactions. The Company shall give Parent the opportunity to participate in (but not control) the defense and settlement of any such litigation and (a) Parent shall have the right to review and comment on all material filings or responses to be made by the Company in connection with such litigation, and (b) Parent shall have the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that Parent shall not be obligated to consent to any settlement that does not include a full release of Parent and its Affiliates or that imposes equitable relief upon Parent or its Affiliates (including, after the Effective Time, the Company and its Subsidiary). Notwithstanding the foregoing, the rights and obligations set forth in this Section 6.5 shall not apply with respect to demands for appraisal of Shares pursuant to Section 262 of the DGCL, which shall instead be subject to Section 2.7.

6.6           Efforts; Third Party Consents. Without limiting or contravening Section 6.2, subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the Offer, the Merger and the other Transactions. Without limiting the generality of the foregoing (and without limiting or contravening Section 6.2), subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to (a) make all filings (if any) and give all notices (if any) required to be made or given by such Party in connection with the Offer, the Merger or the other Transactions pursuant to any Specified Contract, to the extent the making of such filings or the giving of such notices is requested in writing by Parent, (b) seek each Consent (if any) required to be obtained by such Party in connection with the Transactions pursuant to any Specified Contract, to the extent the seeking of such Consent is requested in writing by Parent (provided, that, in connection with seeking any such Consent, neither the Company nor the Company Subsidiary shall have any obligation to pay any material consent fee, to incur any liability or to agree to any changes to any terms of any such Specified Contract (and the failure to receive any such Consent shall not be taken into account in determining whether any condition to the consummation of the Merger set forth in Section 7, or any Offer Condition set forth on Annex I, shall have been satisfied), unless the payment of such consent fee, the incurrence of such liability or the effectiveness of such changes is conditioned on the consummation of the Transactions), (c) execute and deliver any additional instruments necessary to consummate the Transactions, and (d) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.7           Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release or otherwise making any public statement or making any announcement to employees of the Company (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Offer, the Merger or any of the other Transactions, and neither Parent nor the Company shall issue any such press release or make any such public statement without the other’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, (a) Parent or the Company may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such public statements, internal announcements and disclosures are consistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company (or made individually by Parent or the Company, if such previous press release, public disclosure or public statement was approved in accordance with this Section 6.7); (b) Parent or the Company may, without such consultation or consent but subject to giving advance notice to the other, issue any press release or make any public announcement or statement that is required by any Legal Requirement; and (c) the Company need not consult with Parent in connection with, or obtain Parent’s consent to, such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Recommendation Change. For the avoidance of doubt, this Section 6.7 shall apply to Purchaser, and Purchaser shall be bound hereby, to the same extent as Parent.

6.8           Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions. The Company and the Board of Directors shall take no action to cause any Takeover Law to become applicable to this Agreement or the Transactions contemplated hereby.

6.9           Section 16 Matters. Prior to the Effective Time, the Company, and the Board of Directors, shall take such steps as may be reasonably necessary or advisable to cause any dispositions or cancellations of Company equity securities (including derivative securities) pursuant to the Transactions by any individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10           Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by Legal Requirements, the compensation committee of the Board of Directors shall (a) approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company, on the one hand, and any of the officers, directors or employees of the Company, on the other hand, that is effective as of the date of this Agreement (or is entered into after the date of this Agreement and prior to the Offer Acceptance Time) pursuant to which compensation or severance is paid or benefits are granted to such officer, director or employee, and (b) take all other action that such committee (or the Board of Directors) deems reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act with respect to each such agreement, arrangement or understanding.

6.11           Purchaser Stockholder Consent; Activities of Purchaser. Immediately following the execution and delivery of this Agreement by each of the Parties, Parent, in its capacity as Purchaser’s sole stockholder, shall duly adopt this Agreement and approve the Transactions by consent in lieu of a meeting of stockholders pursuant to and in accordance with Section 228 of the DGCL and in accordance with the certificate of incorporation and bylaws of Purchaser. During the Pre-Closing Period, Purchaser shall not, and Parent shall cause Purchaser not to, engage in any activities other than those contemplated by this Agreement and other activities related to and in furtherance of the Transactions.

6.12           Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to cause Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.13           Resignation of Directors. The Company shall use its best efforts to obtain and deliver to Parent on or prior to the Offer Acceptance Time the resignation of the Company’s directors.

6.14           Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such Party from any Governmental Body in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Body in connection with the transactions contemplated hereby, (c) any Legal Proceeding commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such Party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate such that the condition set forth in clause (b) of Annex I could not be satisfied or (ii) that results or would reasonably be expected to result in any failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement (including any of the Offer Conditions or any condition set forth in Section 7) to be complied with or satisfied hereunder such that the condition set forth in clause (c) of Annex I could not be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties hereunder.

6.15           Tax Certificates. On the Closing Date, the Company shall deliver to Purchaser (a) a certification from the Company meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3), and (b) a notice of such certification to the IRS pursuant to Treasury Regulations Section 1.897-2(h)(2) together with authorization for Purchaser to file such notice after the Closing, in each case, in form and substance reasonably satisfactory to Purchaser, dated as of the Closing Date and duly signed by a responsible corporate officer of the Company.

6.16           Commercial Matters. Prior to the Closing, the Company shall use commercially reasonable efforts to negotiate and consummate the termination of the agreement set forth on Section 6.16(a) of the Company Disclosure Letter on substantially the same terms as the draft termination agreement set forth on Section 6.16(a) of the Company Disclosure Letter (the “Termination Agreement”). For the avoidance of doubt, any material deviation from the terms and conditions set forth in the Termination Agreement shall be subject to Parent’s written consent (such consent not to be unreasonably conditioned, withheld or delayed).

Section 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction (or, to the extent permitted by Legal Requirements, waiver by each Party) as of the Closing of each of the following conditions:

7.1           No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction in any Relevant Jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body in any Relevant Jurisdiction and remain in effect that prohibits or makes illegal the consummation of the Merger; provided, that neither Parent nor Purchaser shall be permitted to invoke the failure or nonsatisfaction of this Section 7.1 unless each has taken all action expressly required under this Agreement to avoid, satisfy or remove any such Order or Legal Requirement.

7.2           Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Section 8

TERMINATION

8.1           Termination. This Agreement may be terminated at any time prior to the Offer Acceptance Time:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, if (i) the Offer Acceptance Time shall not have occurred on or prior to April 30, 2025 (the “End Date”) or (ii) the Offer shall have expired or been terminated in accordance with its terms and the terms of this Agreement without Purchaser having purchased any Shares pursuant thereto; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose failure to comply in any material respect with its obligations under Section 6.2, or whose failure to comply in any material respect with its other obligations under this Agreement, has caused or resulted in the Offer not being consummated by the End Date (it being understood that Parent and Purchaser shall be deemed to be a single Party for purposes of this proviso);

(c)           by either Parent or the Company, if a Governmental Body of competent jurisdiction in any Relevant Jurisdiction shall have issued a decree, ruling or Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which decree, ruling, Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to (i) any Party whose failure to comply in any material respect with its obligations under Section 6.2, or whose failure to comply in any material respect with its other obligations under this Agreement, has caused or resulted in the issuance of such final and nonappealable decree, ruling or Order or the taking of such other final and nonappealable action, or (ii) any Party who has failed to comply in any material respect with its obligations under Section 6.2 (or otherwise under this Agreement) with respect to the removal of such decree, ruling, Order or other action (it being understood that Parent and Purchaser shall be deemed to be a single Party for purposes of this proviso);

(d)           by Parent, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Recommendation Change; (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal, the Board of Directors fails to recommend, in a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer or (iii) the Company has intentionally and materially breached or failed to perform any of its obligations set forth in Section 5.3 and such breach or failure to perform materially impairs the ability of the Company to consummate, or prevents or materially delays, the Transactions;

(e)           by the Company, in order to accept a Superior Offer and substantially concurrently enter into a binding, written definitive acquisition agreement providing for the consummation of a transaction that constitutes a Superior Offer (a “Definitive Acquisition Agreement”); provided, that the Company shall not have materially breached Section 6.1(b)(i) in relation to such Superior Offer;

(f)           by Parent, if a breach of any representation or warranty contained in this Agreement, or a failure to perform any covenant or obligation contained in this Agreement, on the part of the Company shall have occurred, or if any representation or warranty of Parent or Purchaser shall have become untrue, which breach or failure to perform or to be true, individually or in the aggregate, (i) would give rise to the failure of an Offer Condition set forth in clause (b) of Annex I or clause (c) of Annex I, and (ii) cannot be cured by the Company by the End Date, or if capable of being cured by the End Date, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g)           by the Company, if a breach of any representation or warranty contained in this Agreement, or a failure to perform any covenant or obligation contained in this Agreement, on the part of Parent or Purchaser shall have occurred, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) constitutes, or would constitute, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured by the End Date, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(h)           by the Company, if (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within seven (7) business days after the date of this Agreement, (ii) Purchaser shall have terminated the Offer prior to the Expiration Date, other than in accordance with this Agreement, or (iii) Purchaser shall have failed to accept for payment within the period specified in Section 1.1(h) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

8.2           Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given by the terminating Party to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made (provided, that no such notice shall be required in the case of a termination of this Agreement pursuant to Section 8.1(a)), and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) Section 1.1(d), the final sentence of Section 1.2(b), Section 4.10, the final sentence of Section 5.1, this Section 8.2, Section 8.3, Section 9.4, Section 9.5, Section 9.6, Section 9.7, Section 9.9 and Section 9.10 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) subject to Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for Fraud or willful and material breach of this Agreement that occurred prior to the date of termination (which shall include, in the case of such breach by Parent or Purchaser, liability to the Company for lost stockholder premium).

8.3           Expenses; Termination Fees.

(a)           Except as set forth in this Section 8.3 or as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)           In the event that:

(i)           this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii)           this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii)           (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but, in the case of a termination by the Company, only if at such time Parent would also have the right to terminate this Agreement pursuant to Section 8.1(b), taking into account the proviso in Section 8.1(b)), (B) any Person publicly discloses a bona fide Acquisition Proposal after the date of this Agreement, or an Acquisition Proposal is otherwise communicated to senior management of the Company or the Board of Directors, and (C) within twelve (12) months of such termination, (I) the Company consummates an Acquisition Proposal or (II) the Company enters into a binding, written definitive agreement providing for the consummation of an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve (12)-month period and which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof); provided, that for purposes of this Section 8.3(b)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Company Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Definitive Acquisition Agreement is executed (or if the Definitive Acquisition Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within three (3) business days after the date of such termination or (z) in the case of Section 8.3(b)(iii), within three (3) business days after the date of consummation of the Acquisition Proposal referred to in Section 8.3(b)(iii)(C); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. As used herein, “Company Termination Fee” shall mean a cash amount equal to $1,292,345.00. Notwithstanding anything herein to the contrary, (1) payment of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any other Parent Related Party or any other Person in connection with this Agreement (or the termination hereof), the Transactions (or the abandonment thereof) or any matter forming the basis for such termination, and (2) upon payment of the Company Termination Fee none of Parent, Purchaser, any other Parent Related Party or any other Person shall be entitled or permitted to bring or maintain (and each of Parent and Purchaser, on their own behalf and on behalf of each other Parent Related Party, agrees not to bring or maintain) any claim, action or proceeding against the Company or any other Company Related Party arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(c)           In the event of any termination of this Agreement described in Section 8.3(b), (i) payment of the Company Termination Fee (and any amounts payable pursuant to Section 8.3(b)(i)) shall be the sole and exclusive remedy of Parent, Purchaser and the other Parent Related Parties against the Company and the other Company Related Parties for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for any breach or failure to perform hereunder, and (ii) upon payment of the Company Termination Fee (and any amounts payable pursuant to Section 8.3(b)(i)), neither the Company nor any other Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. In the event the Company Termination Fee is paid by the Company, acceptance by Parent of the Company Termination Fee shall constitute acknowledgement and acceptance by Parent and Purchaser of the validity of the termination of this Agreement by the Company pursuant to Section 8.1(e).

(d)           The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Purchaser would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 9

MISCELLANEOUS PROVISIONS

9.1           Amendment. No amendment shall be made to this Agreement after the Effective Time. Prior to the Effective Time, this Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Purchaser at any time; provided, that, following the Offer Acceptance Time, (a) this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price, and (b) no amendment to this Agreement shall be effective, unless such amendment is approved by the Board of Directors and either (i) at the time of such approval, the majority of the directors on the Board of Directors are Continuing Directors, or (ii) at the time of such approval, Continuing Directors constitute a minority of the Board of Directors and each Continuing Director approves such amendment or termination. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2           Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and, except as otherwise expressly provided in this Agreement, no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Subject to Section 1.1(b) and to Legal Requirements, at any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements, covenants or conditions contained herein. Any such extension or waiver shall be valid only if it is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, and no such extension or waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with any obligation, covenant, agreement or condition.

9.3           No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4           Entire Agreement; Counterparts. This Agreement (including its Exhibits and Annexes and the Company Disclosure Letter) and the Confidentiality Agreement (including the exhibits, annexes or schedules thereto), constitute the entire agreement, and supersede all prior agreements and understandings (whether written or oral), among or between any of the Parties and their respective Affiliates with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.5           Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a)           This Agreement, including the interpretation, construction, validity, effect, performance and enforcement hereof and the remedies available with respect hereto, and all claims, counterclaims, actions, suits or proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or any of the Transactions (any such claim, counterclaim, action, suit or proceeding, a “Transaction Proceeding”), shall be governed by the substantive and procedural laws of the State of Delaware, without giving effect to any laws, principles, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)           Subject to Section 9.5(d), in any Transaction Proceeding: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (A) agrees not to commence any Transaction Proceeding except in the Delaware Courts, (B) agrees that any claim in respect of any Transaction Proceeding may be heard and determined in the Delaware Courts, (C) waives, to the fullest extent it may legally and effectively do so, and agrees not to assert any objection that it may now or hereafter have to the jurisdiction of, or the laying of venue in, the Delaware Courts in any Transaction Proceeding, (D) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Delaware Courts in any Transaction Proceeding, whether by motion, other request for leave or otherwise and (E) waives, to the fullest extent it may legally and effectively do so, and agrees not to assert the defense of an inconvenient forum to the maintenance of any Transaction Proceeding in the Delaware Courts. The Parties agree that a final judgment in any such Transaction Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c)           The Parties agree that irreparable harm, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance or other non-monetary equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Delaware Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other non-monetary equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date and in accordance with Section 9.5(c), the Company, on the one hand, or Parent or Purchaser, on the other hand, brings any Transaction Proceeding to enforce specifically the performance by the other of the terms and provisions of this Agreement (other than a Transaction Proceeding to enforce specifically any provision that expressly survives the termination of this Agreement), the End Date shall automatically be extended by (A) the amount of time during which such Transaction Proceeding is pending, plus twenty (20) business days, or (B) such other time period established by the court presiding over such Transaction Proceeding, as the case may be.

(d)           EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY TRANSACTION PROCEEDING BETWEEN OR AMONG THE PARTIES. EACH PARTY (i) MAKES THIS WAIVER VOLUNTARILY, (ii) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY TRANSACTION PROCEEDING, SEEK TO ENFORCE THE FOREGOING, AND (iii) ACKNOWLEDGES THAT THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5(d).

9.6           Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the Parties and their respective successors and permitted assigns; provided, that Parent or Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Affiliates at any time, in which case all references herein to Parent or Purchaser shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent or Purchaser as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment and no such assignment shall impede or delay the Transactions or relieve Purchaser or Parent from its obligations hereunder.

9.7           No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (a) the right of the Company on behalf of its stockholders to pursue damages (including claims for damages based on loss of the economic benefits of the Transactions to the Company’s stockholders) in the event of Parent’s breach of this Agreement; (b) if the Offer Acceptance Time occurs, (i) the right of the holders of Shares to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, (ii) the right of the holders of Company Equity Awards to receive the consideration payable pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement, and (iii) the right of the holders of Company Pre-Funded Warrants to receive the consideration payable pursuant to Section 2.9 following the Offer Acceptance Time in accordance with the terms of this Agreement; (c) the provisions set forth in Section 6.4; and (d) the limitations on liability of the Company Related Parties set forth in Section 8.3(b) and Section 8.3(c).

9.8           Transfer Taxes. Except as otherwise expressly provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes and fees arising out of or incurred in connection with this Agreement or the Transactions shall be paid by Parent and Purchaser when due. Each Party to this Agreement shall cooperate (at Parent’s expense) in the filing and join, if required by applicable Legal Requirements, in the execution of any Tax Returns and other required documentation relating to transfer, documentary, sales, use, stamp, registration, recording, value added and other similar Taxes and fees arising out of or incurred in connection with this Agreement or the Transactions.

9.9           Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand to the intended recipient, (b) two (2) business days after being sent by registered mail or by courier or express delivery service (providing proof of delivery) or (c) upon transmission if sent by email(provided no “bounce back” or similar message of non-delivery is received with respect thereto); provided, in each case, that the notice or other communication is sent to (or, as the case may be, delivered by hand at) the physical address or email address (as applicable) of such Party set forth below (or such other physical address or email address as such Party shall have specified in a written notice given to the other Parties in accordance with this Section 9.9):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Immedica Pharma AB Solnavägen 3H 113 63 Stockholm Sweden Attention: General Counsel Email: [*]

with a copy (which shall not constitute notice) to:

Immedica Pharma AB Solnavägen 3H 113 63 Stockholm Sweden Attention: Chief Executive Officer Email: [*]

and to:

Gibson, Dunn & Crutcher UK LLP
Telephone House, 2-4 Temple Avenue
London EC4Y 0HB
United Kingdom
Attention: Wim De Vlieger; Ryan A. Murr; Branden C. Berns
Email: WDeVlieger@gibsondunn.com; RMurr@gibsondunn.com; BBerns@gibsondunn.com if to the Company (prior to the Effective Time):

Marinus Pharmaceuticals, Inc.
5 Radnor Corporate Center, Suite 500
100 Matsonford Rd
Radnor, PA 19087
Attention: Martha Manning, Esq.
Email: [*]

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
1735 Market Street, 23rd Floor
Philadelphia, PA 19103
Attention: Jessica Bisignano; Gabrielle Witt
Email: jessica.bisignano@hoganlovells.com; gabrielle.witt@hoganlovells.com

9.10           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the maximum extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11           Obligation of Parent. Parent shall ensure that each of Purchaser and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser and the Surviving Corporation (respectively) under this Agreement, and Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12           Construction.

(a)           The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(b)           The Exhibits and Annexes attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth herein (and, for the avoidance of doubt, this Section 9.12 shall apply to the interpretation and construction thereof).

(c)           For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders.

(d)           As used in this Agreement, the phrase “date hereof” or “date of this Agreement” shall refer to the date set forth in the preamble to this Agreement.

(e)           All references in this Agreement to “days” shall be deemed to refer to calendar days unless business days are specified.

(f)           As used in this Agreement, (i) the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”, (ii) the word “extent” in the phrase “to the extent” shall mean the degree, if any, to which a subject or thing extends, and such phrase shall not mean simply “if”, (iii) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement, and (iv) except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the word “or” shall have the inclusive meaning represented by the phrase “and/or”.

(g)           Where this Agreement states that a Party “shall”, “will” or “must” perform in some manner (or refrain from taking some action), it means that such Party is legally obligated to do so under this Agreement.

(h)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(i)           The headings contained in this Agreement and in the table of contents to this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(j)           All references in this Agreement to “dollars” or “$” shall mean United States dollars.

(k)           Unless the context requires otherwise, (i) any definition of or reference to any Contract in this Agreement shall be construed as referring to such Contract as amended, supplemented, modified or restated from time to time (only to the extent such amendments, supplements, modifications or restatements have been provided to Parent or are publicly available), (ii) any definition of or reference to any Legal Requirement in this Agreement shall be construed as referring to such Legal Requirement as amended, supplemented, modified or replaced from time to time and (iii) any definition of or reference to any Governmental Body in this Agreement shall be construed to include any successor to that Governmental Body.

(l)           Any capitalized terms used in the Company Disclosure Letter and not defined therein shall have the meanings ascribed to such terms in this Agreement.

(m)           Any references to “ordinary course of business” herein shall be deemed in each case to be followed by the words “consistent with past practices” if such words do not already follow.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Scott Braunstein, M.D.
Name:	Scott Braunstein, M.D.
Title:	President and Chief Executive Officer

IMMEDICA PHARMA AB

By:	/s/ Anders Edvell
Name:	Anders Edvell
Title:	Chief Executive Officer

By:	/s/ Magnus Edlund
Name:	Magnus Edlund
Title:	Director

MATADOR SUBSIDIARY, INC.

By:	/s/ Anders Edvell
Name:	Anders Edvell
Title:	Chief Executive Officer

A-1

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“2014 Company Equity Plan” shall mean the Marinus Pharmaceuticals, Inc. 2014 Equity Incentive Plan, as amended.

“2024 Company Equity Plan” shall mean the Marinus Pharmaceuticals, Inc. 2024 Equity Incentive Plan.

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of this Agreement.

“Acquisition Proposal” shall mean any proposal or offer from any Person or group (other than Parent or its Affiliates) relating to (a) any acquisition or purchase or exclusive license, in a single transaction or series of related transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Board of Directors or a committee thereof) of the consolidated assets of the Company and the Company Subsidiary or (ii) assets or businesses of the Company and the Company Subsidiary that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter), (b) any issuance or acquisition, in a single transaction or series of related transactions, of 20% or more of the outstanding Shares, (c) any tender offer or exchange offer that, if consummated, would result in such Person or group beneficially owning 20% or more of the outstanding Shares, or (d) any merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, joint venture, dissolution licensing or similar transaction involving the Company that, if consummated, would result in such Person or group beneficially owning 20% or more of the outstanding Shares, in each case of the foregoing clauses (a) through (d), other than the Transactions; provided, that, for purposes of this definition, the term “group” shall have the meaning given to such term when used in Section 13(d) of the Exchange Act.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise; provided, that “Affiliate” shall exclude (x) Kohlberg Kravis Roberts & Co. L.P. and any of its Affiliates (the “KKR Advisory Entities”), any investment funds and/or separately managed vehicles and/or accounts, advised and/or managed by any KKR Advisory Entities (the “KKR Funds”) and any portfolio companies (as such term is customarily used in the private equity industry) of any KKR Funds (the “KKR Portfolio Companies”) or any companies in which any KKR Funds are directly or indirectly invested (the “KKR Investment Companies”) and (y) Impilo AB and Impilo Healthcare AB and any of their respective Affiliates (the “Impilo Advisory Entities”), any investment funds and/or separately managed vehicles and/or accounts, advised and/or managed by any Impilo Advisory Entities (the “Impilo Funds”) and any portfolio companies (as such term is customarily used in the private equity industry) of any Impilo Funds (the “Impilo Portfolio Companies”) or any companies in which any Impilo Funds are directly or indirectly (the “Impilo Investment Companies”).

A-2

“Agreement” is defined in the preamble to this Agreement.

“Anti-Corruption Laws” shall mean all anti-corruption laws applicable to the Parties, including without limitation: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (ii) the U.S. Anti-Kickback Enforcement Act of 1986, as amended; (iii) the U.K. Bribery Act of 2010; (iv) anti-bribery legislation promulgated by the European Union and implemented by its member states; (v) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (vi) anti-corruption legislation, laws, as well as decrees, administrative orders, circulars, instructions applicable for the implementation or the interpretation of said legislation and laws and international anti-corruption treaties applicable in any jurisdiction(s) in which the Parties otherwise operate; (vii) any applicable U.S. or non-U.S. Legal Requirements of similar effect; (viii) and the related rules, regulations and published interpretations thereunder any anti-corruption laws.

“Anti-Money Laundering Laws” shall mean all anti-money laundering laws applicable to the Parties, including without limitation: (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same; (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended; and (iii) anti-money laundering legislation, laws, as well as decrees, administrative orders, circulars, instructions applicable for the implementation or the interpretation of said legislation and laws and international anti-money laundering treaties applicable in any jurisdiction in which the Parties otherwise operate.

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act, state antitrust laws and all other Legal Requirements (including non-U.S. Legal Requirements) issued by a Governmental Body that are designed or intended to (i) preserve or protect competition, (ii) prohibit or restrict monopolization, attempted monopolization, restraints of trade (or agreements in restraint of trade) or abuse of a dominant position, or (iii) prevent acquisitions, mergers or other business combinations or similar transactions that may have the effect of lessening or impeding competition, tending to create or strengthen a dominant position or creating a monopoly.

“Board of Directors” is defined in Recital C to this Agreement.

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“business day” shall mean any day except a Saturday, a Sunday or any other day on which banks in the City of New York, New York, are authorized or required by Legal Requirements to be closed.

“Capitalization Date” is defined in Section 3.3(a) of this Agreement.

“CARES Act” shall mean, collectively, the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), as amended, and any regulations or administrative or other guidance published with respect thereto by any Governmental Body.

A-3

“Certificates” is defined in Section 2.6(b) of this Agreement.

“Closing” is defined in Section 2.3(a) of this Agreement.

“Closing Date” is defined in Section 2.3(a) of this Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” is defined in the preamble to this Agreement.

“Company Adverse Recommendation Change” is defined in Section 6.1(a) of this Agreement.

“Company Associate” shall mean each director, officer or other employee of, or individual who is an independent contractor of, the Company or the Company Subsidiary.

“Company Board Recommendation” is defined in Recital C of this Agreement.

“Company Common Stock” is defined in Recital A of this Agreement.

“Company Disclosure Documents” is defined in Section 3.4(f) of this Agreement.

“Company Disclosure Letter” shall mean the confidential disclosure letter that has been delivered by the Company to Parent on the date of this Agreement.

“Company Equity Awards” shall mean Company Options and Company RSUs.

“Company Equity Plans” shall mean the 2014 Company Equity Plan, 2024 Company Equity Plan and each other Employee Plan that provides for the award of Company Common Stock or rights of any kind to receive Company Common Stock or benefits measured in whole or in part by reference to Company Common Stock.

“Company IP” shall mean (a) all Intellectual Property Rights that are owned by the Company or the Company Subsidiary and (b) all third party Intellectual Property Rights that are licensed by the Company or the Company Subsidiary.

“Company Option” shall mean any option to purchase Shares granted pursuant to an inducement award or either of the Company Equity Plans.

“Company Pre-Funded Warrant” shall mean the pre-funded warrants to purchase Company Common Stock issued on November 10, 2022 to Suvretta Capital Management, LLC.

“Company Related Parties” shall mean (a) each of the Company and the Company Subsidiary, (b) each Affiliate of the Company or the Company Subsidiary, (c) each former, current or future stockholder, member, partner or other equityholder of any of the foregoing, and (d) each former, current or future Representative of any of the foregoing.

“Company Returns” is defined in Section 3.15(a) of this Agreement.

A-4

“Company RSU” shall mean any restricted stock unit granted pursuant to an inducement award or either of the Company Equity Plans.

“Company SEC Documents” is defined in Section 3.4(a) of this Agreement.

“Company Subsidiary” shall mean Marinus Pharmaceuticals Emerald Limited, an Ireland company.

“Company Termination Fee” is defined in Section 8.3(b) of this Agreement.

“Confidentiality Agreement” is defined in Section 5.1 of this Agreement.

“Consent” shall mean any approval, consent, clearance, ratification, permission, waiver or authorization, or any waiting period expiration or termination.

“Continuing Directors” shall mean individuals who either (a) are directors on the Board of Directors on the date of this Agreement, or (b) become directors on the Board of Directors after the date of this Agreement and were nominated or designated to such position by a majority of the directors described in the foregoing clause (a).

“Continuing Employee” is defined in Section 6.3(a) of this Agreement.

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, sublease, license, sublicense, instrument, understanding, commitment or undertaking.

“Copyrights” is defined in the definition of Intellectual Property Rights.

“Credit Agreements” shall mean (i) the Credit Agreement among the Company, Oaktree Fund Administration, LLC and the lenders party thereto, dated May 11, 2021, as amended on May 17, 2021, May 23, 2022, October 28, 2022 and June 6, 2024 and (ii) the Revenue Interest Financing Agreement, dated October 28, 2022, between the Company and Sagard Healthcare Royalty Partners, L.P.

“Definitive Acquisition Agreement” is defined in Section 8.1(e) of this Agreement.

“Delaware Courts” is defined in Section 9.5(b) of this Agreement.

“Depository Agent” is defined in Section 2.6(a) of this Agreement.

“DGCL” shall mean the Delaware General Corporation Law.

“Discussion Period” is defined in Section 6.1(b)(ii) of this Agreement.

“Dissenting Shares” is defined in Section 2.7 of this Agreement.

“EDGAR” shall mean the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.

“Effective Time” is defined in Section 2.3(b) of this Agreement.

A-5

“Employee Plan” shall mean (a) all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (b) all other employment, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, restricted equity, phantom equity, equity-based or equity-like, severance pay, change in control, retention, termination pay, employment, consulting, death and disability benefits, hospitalization, medical, life or other insurance, vacation, paid time off, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement, or other similar fringe, welfare or other employee benefit plan, policy, program, agreement or arrangement, in each case of the foregoing clauses (a) and (b), (i) that is sponsored, maintained, administered or contributed to by the Company or the Company Subsidiary for the benefit of any current or former employee or other individual service provider of the Company or the Company Subsidiary, or (ii) with respect to which the Company or the Company Subsidiary has any material liability (whether contingent or otherwise).

“Encumbrance” shall mean any lien, claim, pledge, hypothecation, charge, option, right of first refusal, mortgage, security interest or other encumbrance of any nature (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

“End Date” is defined in Section 8.1(b) of this Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or the protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Existing Policies” is defined in Section 6.4(d) of this Agreement.

“Expiration Date” is defined in Section 1.1(c) of this Agreement.

“Export Control Laws” shall mean those laws, regulations, restrictive measures and guidance (in each case having the force of law) applicable to the Company and the Company Subsidiary or their respective operations, including those administered, enacted or enforced from time to time by: (a) the U.S. Department of Commerce Bureau of Industry and Security; (b) the United Kingdom, including the Department of Business and Trade’s Export Controls Joint Unit and His Majesty’s Revenue and Customs; (c) the European Union and any present or future Member State of the European Union; or (d) any other governmental institutions and agencies of any of the foregoing governments.

A-6

“Extension Deadline” is defined in Section 1.1(c) of this Agreement.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor agency thereto.

“FDCA” shall mean the Federal Food, Drug, and Cosmetic Act of 1938, 21 U.S.C. § 301 et seq., and the implementing regulations issued thereunder.

“Fraud” shall mean a knowing and intentional misrepresentation or omission of a fact by a Party with respect to the making of any representation or warranty of such Party expressly set forth in this Agreement, which misrepresentation was made with the intention to deceive or mislead another Party and was reasonably relied upon by such other Party, and which misrepresentation constitutes common law fraud under the laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory.

“GAAP” is defined in Section 3.4(b) of this Agreement.

“Good Clinical Practices” shall mean FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312.

“Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, county, provincial, foreign, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, ministry, board, bureau, office, fund, government-owned or state-owned Entity, public international entity, foundation, center, organization, taxing authority, administrative authority, unit or body and any court, arbitrator or other tribunal.

“Hazardous Materials” shall mean any pollutant, contaminant, chemical, waste, material or substance that is regulated under Environmental Law as toxic, radioactive or otherwise hazardous, ignitable or corrosive.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“In-bound License” is defined in Section 3.8(g) of this Agreement.

A-7

“Indebtedness” shall mean (a) any indebtedness for borrowed money to any Person (other than the Company or the Company Subsidiary), or with respect to unearned advances of any kind to such Person, (b) any obligations to any Person (other than the Company or the Company Subsidiary) evidenced by bonds, debentures, notes or similar instruments, (c) any obligations in respect of letters of credit and bankers’ acceptances (to the extent drawn), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (e) all capitalized lease obligations of such Person or (f) any guaranty of any such obligations described in clauses (a) through (e) of any Person (other than the Company or the Company Subsidiary), other than, in any case of the foregoing clauses (a) though (f), accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business.

“Indemnified Person” is defined in Section 6.4(a) of this Agreement.

“Intellectual Property Rights” shall mean all intellectual property rights of every kind and description, including (a) patents (and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof) (“Patents”) and patent applications, (b) trademarks, service marks, trade names, internet domain names, logos, trade dress, design rights and other similar designations of source or origin (“Trademarks”), and applications therefor, (c) copyrights (“Copyrights”) and copyright applications, (d) trade secrets and all other confidential and proprietary know-how, information, inventions, processes, formulae, models and methodologies (“Trade Secrets”), and (e) rights in computer software or databases.

“Intervening Event” shall mean a material event, occurrence, fact, development or change, or combination thereof, occurring or arising after the date of this Agreement that was not known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known to or reasonably foreseeable by the Board of Directors as of the date of this Agreement), which event or circumstance, or any material consequence thereof, becomes known to the Board of Directors prior to the Offer Acceptance Time that does not relate to (a) any Acquisition Proposal, (b) Parent or its Subsidiaries (including any Material Adverse Effect as it relates to Parent or its Subsidiaries), (c) any actions taken pursuant to this Agreement or (d) any change in the market price of the Company Common Stock, in and of itself (it being understood that the underlying causes of any such change may, if they are not otherwise excluded from this definition of “Intervening Event”, constitute, or be taken into account in determining whether there has occurred, an Intervening Event).

A-8

“IRS” shall mean the U.S. Internal Revenue Service.

“knowledge of Parent” shall mean the actual knowledge, after reasonable inquiry of direct reports, of the executive officers of Parent and the officers of Purchaser.

“knowledge of the Company” shall mean the actual knowledge, after reasonable inquiry of direct reports, of the Persons listed in Exhibit A-1 of the Company Disclosure Letter.

“Leased Real Property” is defined in Section 3.7(b) of this Agreement.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit or investigation commenced, brought, conducted or heard by or before any Governmental Body.

“Legal Requirement” shall mean any law, statute, act, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq) that is applicable to the Company, Parent, Purchaser or the Transactions.

A-9

“Material Adverse Effect” shall mean any event, occurrence, circumstance, change or development that (A) has had, or would be reasonably expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiary, taken as a whole or (B) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Offer, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (A) only, none of the following matters shall be deemed, either alone or in combination, to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or in the Company’s credit ratings; provided, that the underlying causes of any such change may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded under this definition; (ii) any event, occurrence, circumstance, change, development or effect arising out of or resulting from the execution, announcement, pendency or performance of this Agreement or the Transactions, including any loss of or change in relationship (contractual or otherwise) with any customer, Governmental Body, supplier, vendor, investor, licensor, licensee or other third party with whom the Company or the Company Subsidiary has a relationship, or any departure of any employee or officer of the Company or the Company Subsidiary, to the extent arising out of or resulting from such execution, announcement, pendency or performance (it being understood that this clause (ii) shall not apply with respect to the representations and warranties (in whole or in relevant part) made by the Company in this Agreement, the purpose of which is to address the consequences resulting from, relating to or arising out of the execution, delivery, or announcement of this Agreement or the pendency of the transactions contemplated by this Agreement); (iii) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to (A) general conditions (or changes therein) in the industry in which the Company and the Company Subsidiary operate, (B) economic, financial, business, market, legislative, political or social conditions (or changes therein) in the United States or elsewhere in the world, or (C) conditions (or changes therein) in the credit, financial, banking, currency, securities or capital markets (including changes in interest rates, currency exchange rates, price levels or trading volumes) in the United States or elsewhere in the world; (iv) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to any war, any outbreak or escalation of hostilities, any act of terrorism, any civil disobedience or unrest, any embargo, any national or international calamity, any act of god, any natural or man-made disaster, any pandemic, epidemic or other outbreak of disease or quarantine restrictions, or any other similar event; (v) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or expressly relating to (A) any determination by, or delay of a determination by, the FDA or any other Governmental Body (or any panel or advisory body empowered or appointed thereby), or any indication that any such Governmental Body (or any such panel or advisory body) will make any determination or delay the making of any determination, with respect to the approvability, manufacturing, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls (CMC) matters or pre-approval inspection matters relating to any product candidate of the Company or the Company Subsidiary or any product or product candidate of any competitor of the Company or the Company Subsidiary, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Company or the Company Subsidiary, any of their competitors or any of their respective collaboration partners, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any product candidate of the Company or the Company Subsidiary or any product or product candidate of any competitor of the Company or the Company Subsidiary, (B) any meetings with the FDA or any other Governmental Body (including any communications from any Governmental Body in connection with such meetings) or the results thereof, (C) the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Company or the Company Subsidiary or any of their competitors or any announcement thereof, (D) increased incidence or severity of any previously identified side effects, adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any product candidate of the Company or the Company Subsidiary or any product or product candidate of any competitor of the Company or the Company Subsidiary, (E) any recommendations, statements or other pronouncements made, published or proposed by any professional medical organization or Governmental Body or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any product candidate of the Company or the Company Subsidiary or any product or product candidate of any competitor of the Company or the Company Subsidiary, (F) any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any product candidate of the Company or the Company Subsidiary or any product or product candidate of any competitor of the Company or the Company Subsidiary, (G) any manufacturing or supply chain disruption or delays affecting any product candidate of the Company or the Company Subsidiary, (H) the expiry or finding of invalidity or unenforceability of, or the loss of exclusivity with respect to, any Patent owned or licensed by the Company or the Company Subsidiary and covering any product candidate of the Company or the Company Subsidiary or (I) any approval by the FDA or any other Governmental Body of, any other clinical or regulatory developments with respect to or any market entry (or threatened market entry) of any product competitive with or related to any product candidate of the Company or the Company Subsidiary; (vi) the failure of the Company or the Company Subsidiary to meet internal or public expectations, projections, forecasts, guidance, predictions, milestones or budgets; provided, that the underlying causes of such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded under this definition; (vii) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to (A) any action taken by the Company or the Company Subsidiary at the written direction or request of Parent or Purchaser, (B) any action specifically required to be taken by the Company or the Company Subsidiary pursuant to this Agreement, or (C) the failure of the Company or the Company Subsidiary to take any action that the Company or the Company Subsidiary is prohibited by the terms of this Agreement from taking; (viii) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to Parent’s or Purchaser’s material breach of this Agreement; (ix) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to the identity of Parent, Purchaser or any of their respective Affiliates (it being understood that this clause (ix) shall not apply with respect to any representation or warranty contained in this Agreement that is expressly intended to address the consequences of the execution, delivery and performance of this Agreement); (x) any event, occurrence, circumstance, change, development or effect arising out of or expressly relating to Oral Ganaxolone in tuberous sclerosis complex or any steps taken by the Company or the Company Subsidiary to reduce costs (including a reduction in workforce); provided, that any such steps are taken in accordance with the Winddown Schedule, consented to by the Parent or Purchaser or otherwise consistent with the Company’s past practices; (xi) any event, occurrence, circumstance, change, development or effect consisting of, arising out of or otherwise relating to any change in any Legal Requirement or GAAP; (xii) any Legal Proceeding described in Section 2.7 or Section 6.5 of this Agreement; (xiii) any matters disclosed in the Company Disclosure Letter; provided, that any event, occurrence, circumstance, change or development referred to in the foregoing clauses (iii), (iv), and (xi) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or development has a disproportionate adverse impact on the Company or the Company Subsidiary relative to other similarly situated companies in the industry in which the Company or the Company Subsidiary operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

A-10

“Maximum Annual Premium” is defined in Section 6.4(d) of this Agreement.

“Merger” is defined in Recital B of this Agreement.

“Merger Consideration” is defined in Section 2.5(a)(iii) of this Agreement.

“Minimum Condition” is defined in Annex I to this Agreement.

“Nasdaq” shall mean The Nasdaq Global Market.

“Negotiation Period” is defined in Section 6.1(b)(i) of this Agreement.

“Offer” is defined in Recital A of this Agreement.

“Offer Acceptance Time” is defined in Section 1.1(h) of this Agreement.

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b) of this Agreement.

“Offer Documents” is defined in Section 1.1(e) of this Agreement.

“Offer Price” is defined in Recital A of this Agreement.

“Offer to Purchase” is defined in Section 1.1(b) of this Agreement.

A-11

“Order” is defined in Section 3.19(b) of this Agreement.

“Out-bound License” is defined in Section 3.8(g) of this Agreement.

“Parent” is defined in the preamble to this Agreement.

“Parent Material Adverse Effect” shall mean any event, occurrence, circumstance, change or development that would, or would reasonably be expected to, materially impair, prevent or materially delay the ability of Parent or Purchaser to consummate the Transactions in accordance with the terms set forth herein.

“Parent Related Parties” shall mean (a) Parent, (b) Purchaser, (c) each Affiliate of Parent or Purchaser, (d) each former, current or future stockholder, member, partner or other equityholder of any of the foregoing, and (e) each former, current or future Representative of any of the foregoing; provided, that other than for purposes of Section 4.10 and Section 8, “Parent Related Parties” shall exclude (x) the KKR Advisory Entities, the KKR Funds, the KKR Portfolio Companies and the KKR Investment Companies and (y) the Impilo Advisory Entities, the Impilo Funds, the Impilo Portfolio Companies and the Impilo Investment Companies.

“Parties” shall mean Parent, Purchaser and the Company.

“Patents” is defined in the definition of Intellectual Property Rights.

“Paying Agent” is defined in Section 2.6(a) of this Agreement.

“Payment Fund” is defined in Section 2.6(a) of this Agreement.

“Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and/or the Company Subsidiary, (b) any mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ or similar lien granted or that arises in the ordinary course of business, (c) any pledge or deposit under workmen’s compensation laws, unemployment insurance laws or similar legislation, or otherwise to secure public or statutory obligations, that arises in the ordinary course of business, (d) in the case of any real property, any zoning, entitlement, building, environmental or other land use regulation imposed by any Governmental Body having jurisdiction over such real property or that is otherwise set forth on a title report, or any matter that would be disclosed by an accurate survey of such real property, (e) any Encumbrance related to the Credit Agreements, (f) any Encumbrance for which appropriate reserves have been established in the consolidated financial statements of the Company or the Company Subsidiary, (g) any Encumbrance discharged at or prior to the Effective Time, and (h) any other Encumbrances which are not material in character or extent and that would not materially impair the existing use of the assets to which they relate in the business of the Company and the Company Subsidiary as presently conducted.

“Person” shall mean any individual, Entity or Governmental Body.

A-12

“Personal Information” shall mean information governed, regulated or protected by Legal Requirements regarding the privacy or security of “personally identifiable information,” “personal data,” “personal information,” “protected health information,” or any substantial equivalent of these terms under any Legal Requirements.

“Pharmaceutical Regulatory Authority” shall mean the FDA or any other Governmental Body performing functions similar to those performed by the FDA.

“Pre-Closing Period” is defined in Section 5.1 of this Agreement.

“Privacy Laws” shall mean (a) any Legal Requirement relating to privacy, data security, data protection, breach notification, sending solicited or unsolicited electronic mail and text messages, cookies, trackers or collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information as applicable in all relevant jurisdictions, including but not limited to the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) and/or any implementing or equivalent national Legal Requirements, the UK Data Protection Act 2018 and the GDPR as incorporated into UK law pursuant the European Union (Withdrawal) Act 2018, Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the Colorado Privacy Act, the Connecticut Data Privacy Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Privacy Act, the Texas Data Privacy and Security Act, the Utah Consumer Privacy Act, the Virginia Consumer Data Protection Act, the New York SHIELD Act, the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto, the Illinois Biometric Information Privacy Act, Texas’s Capture or Use of Biometric Identifier Act, the Washington Biometric Privacy Protection Act, Washington’s My Health My Data Act, and U.S. state consumer protection and data breach notification Legal Requirements; (b) the Payment Card Industry Data Security Standard, (c) all contractual obligations binding upon the Company or the Company Subsidiary, and (d) the Company’s and the Company Subsidiary’s own policies and procedures, and any written statements or representations made by the Company or the Company Subsidiary.

“Purchaser” is defined in the preamble to this Agreement.

“Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

“Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, emission, migration or release of Hazardous Materials from any source into or upon the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials).

“Relevant Jurisdiction” shall mean any jurisdiction in which Parent or the Company and the Company Subsidiary have assets or operations (including but not limited to revenues).

A-13

“Representatives” shall mean officers, directors, managers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sanctioned Person” shall mean a person that is: (a) listed on any Sanctions List; (b) located, resident or domiciled in or organized under the laws of a country or territory which is the subject of substantial country- or territory-wide restrictions, including Cuba, Iran, North Korea, Sudan, Syria, Russia, the Crimea region of Ukraine, or the so-called Luhansk People’s Republic or Donetsk People’s Republic (together, “Restricted Countries”); (c) a government, or agency or instrumentality of a government, of a Restricted Country; or (d) owned fifty percent or more by, or controlled (as such terms are defined and interpreted under the relevant Sanctions Laws) by a Person or Persons identified in (a) through (c).

“Sanctions Laws” shall mean any economic, trade or financial sanctions laws, regulations, embargoes, restrictive measures and guidance (in each case having the force of law) imposed, enacted, administered or enforced from time to time by any of the government bodies in charges of sanctions implementation and enforcement in the United States, the European Union and the United Kingdom including, but not limited to, the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, His Majesty’s Treasury’s Office of Financial Sanctions Implementation, the European Commission, the European Council and the national competent authorities of European Member States (each a “Sanctions Authority”).

“Sanctions List” shall mean the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the EU Consolidated List of Financial Sanctions Targets, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, and any other similar list of designated persons, asset freeze targets, sanctioned persons, or restricted parties issued or maintained and made public by a Sanctions Authority.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2001, and the rules and regulations promulgated thereunder.

“Schedule 14D-9” is defined in Section 1.2(a) of this Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Share” is defined in Recital A of this Agreement.

“Specified Contract” is defined in Section 3.9(a) of this Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

A-14

“Superior Offer” shall mean any unsolicited bona fide written Acquisition Proposal that the Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, (a) is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and (b) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by Parent in response to such Acquisition Proposal); provided, that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in Recital B of this Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “business combination” or other similar state anti-takeover laws and regulations.

“Tax” shall mean any and all taxes (including any U.S. federal, state, local and non-U.S. gross or net income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, real or personal property tax, business tax, profits tax, occupation tax, employment tax, severance tax, registration tax, recording tax, disability tax, capital stock tax, share capital tax, license tax, social security tax, service tax, environmental tax, indirect capital gains tax, withholding tax, payroll tax, or other taxes) or other charge or assessment in the nature of a tax, including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), claim for refund, report, statement, declaration, estimate, schedule, form, election, certificate or other document filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Condition” is defined in Annex I to this Agreement.

“Trade Secrets” is defined in the definition of Intellectual Property Rights.

“Trademarks” is defined in the definition of Intellectual Property Rights.

“Transaction Proceeding” is defined in Section 9.5(a) of this Agreement.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Offer and the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

A-15

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and, subject to the terms of this Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer), if any of the conditions set forth in clauses (a) through (f) below is not satisfied (or, to the extent permitted by this Agreement and by Legal Requirement, waived by Parent or Purchaser) as of 12:00 midnight Eastern Time at the end of the day on the Expiration Date:

(a)           there shall have been validly tendered (and not validly withdrawn) pursuant to the Offer a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL) that, together with all Shares (if any) otherwise owned by Parent or any of its wholly owned Subsidiaries (including Purchaser), would represent at least one Share more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)           (i) the representations and warranties of the Company set forth in Section 3.1 (Due Organization; Subsidiaries, Etc.) and clause (a) and the first sentence of clause (c) of Section 3.3 (Capitalization, Etc.) of this Agreement shall be true, accurate and correct in all respects (except for de minimis inaccuracies) at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representation or warranty addresses matters only as of a specified date, in which case the accuracy of such representation or warranty shall be measured, subject to the de minimis inaccuracy standard set forth in this clause (b)(i), only as of such specified date);

(ii) the representations and warranties of the Company set forth in Section 3.3 (Capitalization, Etc.) (other than clause (a) and the first sentence of clause (c) thereof which shall be subject to the standard set forth in clause (b)(i) above), and Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.24 (Brokers and Other Advisors) of this Agreement shall be accurate in all material respects at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representation or warranty addresses matters only as of a specified date, in which case the accuracy of such representation or warranty shall be measured, subject to the materiality standard set forth in this clause (b)(ii), only as of such specified date);

(iii) the representations and warranties of the Company set forth in this Agreement (other than those referred to in clauses (b)(i) and (ii) above) shall be true, accurate and correct at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representation or warranty addresses matters only as of a specified date, in which case the accuracy of such representation or warranty shall be measured, subject to the Material Adverse Effect standard set forth in this clause(b)(iii), only as of such specified date), except where the failure of such representations and warranties to be so accurate does not constitute, individually or in the aggregate, a Material Adverse Effect (it being understood that (A) for purposes of determining the accuracy of any representation or warranty of the Company pursuant to this clause (b)(iii), all “Material Adverse Effect” and “materiality” qualifications contained in such representation or warranty shall be disregarded and (B) any update or modification of the Company Disclosure Letter purported to have been made after the date of this Agreement shall be disregarded);

I-1

(c)           except for any non-compliance or non-performance that has been cured on or before the Expiration Date, the Company shall have complied with or performed, in all material respects, those of its covenants and agreements in this Agreement that the Company is required to comply with or perform on or prior to the Expiration Date;

(d)           since the date of this Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e)           Parent and Purchaser shall have received a certificate executed on behalf of the Company by an officer thereof confirming that the conditions set forth in clauses (b), (c) and (d) above have been satisfied; and

(f)           this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Purchaser and Parent, and shall be in addition to, and not in limitation of, the rights of Purchaser and Parent to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement. Subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, the foregoing conditions (other than the Minimum Condition and Termination Condition) may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time, in their sole discretion. For the avoidance of doubt, waiver of any of the foregoing conditions by either Purchaser or Parent shall constitute waiver by, and shall be binding upon, both Purchaser and Parent.

I-2